NEWALTA



08004547

August 11, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549



SUPPL

SEC Mail Processing
Section

AUG 19 2008

Washington, DC
110

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated August 6, 2008;

2. Interim Report for the three months ended June 30, 2008 including interim financial statements and Management's Discussion and Analysis;

3. Form 52-109 FT2 - Certification of Interim Filings – CEO; and

4. Form 52-109 FT2 - Certification of Interim Filings – CFO.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

PROCESSED
AUG 29 2008 E
THOMSON REUTERS

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
Vice President and General Counsel

TBW/VZ
Encl.

NEWALTA CORPORATION
211 - 11 Avenue S.W.
Calgary, AB T2R 0C6

TEL 403.806.7000
FAX 403.806.7348
WEB www.newalta.com

File No. 82-34834

SECOND QUARTER REPORT **2008**

Quarterly Report

NEWALTA

SEC Mail Processing
Section

AUG 19 2008

Washington, DC
110

Financial and Operating Highlights

- For the second quarter and first half of 2008, revenue improved 28% to $142.9 million and $293.1 million, respectively, compared to 2007, primarily due to investments in eastern Canada completed in 2007 and strong crude oil sales.
- Net earnings of $11.8 million and EBITDA[1] of $26.6 million increased 75% and 71%, respectively for the second quarter, compared to 2007. Net earnings and EBITDA for the first half of 2008 improved 58% and 49%, respectively to $31.1 million and $60.7 million.
- Funds from operations[1] increased 67% to $20.3 million in the second quarter compared to last year, and 37% to $47.5 million year-to-date.
- Cash distributed[1] as a percentage of funds from operations on a year-to-date basis was reduced to 84% compared with 109% for the same period last year.
- Western Division ("Western") revenue and net margin[1] increased 11% to $83.5 million and 40% to $22.0 million, respectively for the second quarter, compared to the same period in 2007. For the first half of 2008, revenue and net margin increased 8% to $177.5 million and 22% to $51.5 million, respectively, compared to 2007. Strong crude oil prices combined with increases in waste receipts from SAGD customers drove increased crude oil recovered and crude oil sales, offsetting reduced drilling rig activity. Continued successful expansion of our U.S. Drill Site services and growth in SAGD and other onsite projects also contributed to the improved results.
- Eastern Division ("Eastern") second quarter revenue and net margin increased 64% to $59.4 million and 150% to $11.2 million, respectively, primarily due to contributions from acquisitions completed in the second half of 2007. For the first six months of 2008, revenue and net margin increased 78% to $115.5 million and 182% to $20.6 million, respectively. Year-to-date, Eastern's strong performance was primarily the result of contributions from investments completed in 2007, the effect of which was tempered by the slowing economy in Ontario that resulted in substantially lower event-based waste receipts at the landfill. We are confident event-based volumes will improve in the second half of 2008.
- SG&A expenses in the second quarter were 11.2% of revenue at $16.1 million, compared to 11.7% for the same period last year. For the first half of 2008, SG&A expenses decreased to 10.3% of revenue, compared to 11.1% in 2007. Management's objective for SG&A is to maintain these expenses at 10%, or less, of revenue for the year.
- Maintenance capital expenditures[1] in the second quarter were $4.2 million or 17% lower than the second quarter in 2007. Growth capital expenditures in the quarter were $19.3 million compared to $19.4 million in 2007. Capital expenditures are expected to remain on budget for the year at $135.0 million, comprised of $25.0 million for maintenance capital and $110.0 million for growth capital.
- Initiatives to improve productivity by selling idle or redundant assets have resulted in proceeds of $6.6 million year-to-date.
- Newalta's balance sheet remains strong with a funded debt to EBITDA ratio of 2.35:1 and working capital of $98.2 million. As at June 30, 2008, Newalta's unused capacity on its credit facility was approximately $119.0 million.

- On a trailing twelve-month basis at June 30, 2008, our corporate three-year average return on capital[1] was 17.3% compared to 20% for the three-year average ended June 30, 2007. The decrease is primarily attributable to the decline in the drilling activity combined with the impact of acquisitions and growth capital investments made last year which have not had a full year's contribution to EBITDA.

FINANCIAL RESULTS AND HIGHLIGHTS

($000s except per unit data) (unaudited)	Q2 2008	Q2 2007	% Increase (Decrease)	YTD 2008	YTD 2007	% Increase (Decrease)
Revenue	**142,939**	111,594	28	**293,115**	229,431	28
Net earnings	**11,776**	6,716	75	**31,080**	19,682	58
per unit ($), basic	**0.28**	0.17	65	**0.75**	0.50	50
per unit ($), diluted	**0.28**	0.16	75	**0.75**	0.49	52
EBITDA[1]	**26,573**	15,511	71	**60,712**	40,791	49
Trailing 12 month EBITDA	**n/a**	n/a		**116,148**	104,328	11
Funds from operations[1]	**20,332**	12,184	67	**47,500**	34,685	37
per unit ($)	**0.49**	0.30	63	**1.14**	0.87	31
Maintenance capital expenditures[1]	**4,161**	5,019	(17)	**5,410**	5,750	(6)
Distributions declared	**23,249**	22,413	4	**46,326**	44,662	4
per unit – ($)	**0.56**	0.56	-	**1.11**	1.11	-
Cash distributed[1]	**20,614**	18,983	9	**39,750**	37,707	5
Growth and acquisition capital expenditures	**19,301**	45,355	(57)	**36,025**	59,485	(39)
Weighted average units outstanding (000s)	**41,822**	40,361	4	**41,683**	39,790	5
Total units outstanding (000s)	**42,002**	40,485	4	**42,002**	40,485	4
Trust Unit trading price – high	**21.10**	27.50	(23)	**21.10**	28.25	(25)
Trust Unit trading price – low	**17.00**	23.39	(27)	**14.21**	23.39	(39)
Average daily trust unit trading volume	**119,903**	178,429	(33)	**130,289**	154,141	(15)

1 These financial measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("Canadian GAAP"). Non-GAAP financial measures are identified and defined in the attached Management's Discussion and Analysis.

File No. 82-34834

Management's Discussion and Analysis

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2008 AND 2007

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund and its other subsidiaries, "Newalta"), or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, general market conditions, commodity prices, interest rates, exchange rates, seasonality of operations, growth, acquisition strategy, integration of businesses into Newalta's operations, potential liabilities from acquisitions, dependence on senior management, regulation, landfill operations, competition, risk of pending and future legal proceedings, employees, labour unions, fuel costs, access to industry and technology, possible volatility of trust unit price, insurance, future capital needs, debt service, sales of additional trust units, dependence on the Corporation, the nature of the trust units, unlimited liability of unitholders, nature of the debentures issued by the Fund, Canadian federal income tax, redemption of trust units, loss of mutual fund trust status, the effect of Canadian federal government proposals regarding non-resident ownership, and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Furthermore, the forward-looking statements contained in this document are made as of the date of this document and the forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta does not intend, or assume any obligation, to update these forward-looking statements.

This Management's Discussion and Analysis and the unaudited consolidated financial statements and notes thereto contain references to certain financial measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("Canadian GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to assist in analyzing liquidity. Cash distributed is calculated as follows:

($000s)	Q2 2008	Q2 2007	YTD 2008	YTD 2007
Distributions	23,249	22,413	46,326	44,662
Add:				
Opening distributions payable	7,707	7,448	7,662	6,835
Less:				
Ending distributions payable	(7,770)	(7,490)	(7,770)	(7,490)
Distributions reinvested through DRIP	(2,572)	(3,388)	(6,468)	(6,300)
Cash distributed	20,614	18,983	39,750	37,707

"Combined divisional net margin" is used by management to analyze combined divisional operating performance. Combined divisional net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Combined divisional net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and amortization and accretion expenses for both Western and Eastern. For further clarity combined divisional net margin excludes inter-segment eliminations and unallocated revenue and expenses.

"EBITDA" is a measure of the Newalta's operating profitability. EBITDA provides an indication of the results generated by the Fund's principal business activities prior to how these activities are financed, assets are amortized or how the results are taxed in various jurisdictions. EBITDA is derived from the consolidated statements of operations, accumulated other comprehensive income and retained earnings and is calculated as follows:

($000s)	Q2 2008	Q2 2007	YTD 2008	YTD 2007
Net earnings	11,776	6,716	31,080	19,682
Add back (deduct):				
Current income taxes	339	461	575	663
Future income taxes	(2,822)	(3,389)	(5,820)	(2,892)
Interest expense	5,648	2,632	11,914	4,938
Interest revenue	(39)	(89)	(80)	(613)
Amortization and accretion	11,671	9,180	23,043	19,013
EBITDA	26,573	15,511	60,712	40,791

"Equipment in use" and "Rigs in use" are calculated by taking the product of the total amount of equipment or rigs available and the utilization rate for the period. Drilling and service rig information is derived from the Canadian Association of Oilwell Drilling Contractors posted information on its website and reflects activity in western Canada only. Equipment in use refers to Newalta's Drill Site equipment and management uses this measure to assess the allocation and use of its equipment. Rigs in use is an indicator of drilling activity which drives the demand for Drill Site equipment and serves as an independent source to compare the trend of Newalta's equipment usage against the industry in western Canada.

"Funds from operations" is used to assist management and investors in analyzing cash flow and leverage. Funds from operations as presented is not intended to represent operating funds from continuing operations or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Funds from operations is derived from the consolidated statements of cash flows and is calculated as follows:

($000s)	Q2 2008	Q2 2007	YTD 2008	YTD 2007
Cash from operating activities	23,421	17,324	32,166	12,054
Add back (deduct):				
Changes in working capital	(4,043)	(5,439)	13,768	22,134
Asset retirement expenditures incurred	954	299	1,566	497
Funds from operations	20,332	12,184	47,500	34,685

"Maintenance capital expenditures" are expenditures required to maintain current operating levels and are reported separately from growth activity by management because these types of expenditures are not discretionary. Maintenance capital expenditures are capital expenditures to replace and maintain depreciable assets at current service levels.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and amortization and accretion expenses.

"Operating income" is used by management to analyze corporate operating performance before taxes. Operating income is not intended to represent net earnings nor should it be viewed as an alternative to other measures of financial performance calculated in accordance with Canadian GAAP. The closest Canadian GAAP measure to operating income is net earnings. Operating income is calculated from the statement of operations and comprehensive income and is defined as revenue less operating, SG&A, finance and amortization and accretion expenses.

File No. 82-34834

"Return on capital" is used by management to analyze the operating performance of investments in capital assets, intangibles and goodwill. Return on capital is calculated by dividing EBITDA, excluding reorganization costs, by the average net book value of capital assets, intangibles and goodwill.

References to cash distributed, combined divisional net margin, EBITDA, equipment in use, rigs in use, funds from operations, maintenance capital expenditures, net margin, operating income and return on capital throughout this document have the meanings set out above.

The Fund historically used cash available for growth and distributions, a non-GAAP measure and often also referred to by other issuers and regulators as distributable cash, to calculate the amount of funds which is available for distribution to unitholders. Cash available for growth and distributions was used by management to supplement funds from operations as a measure of cash flow and leverage and was defined as funds from operations less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs incurred plus net proceeds on sales of fixed assets. In July 2007, the Canadian Securities Administrators provided guidance to standardize the calculation of distributable cash which would require the inclusion of any decrease (increase) in non-cash working capital and a different definition of maintenance capital than that used by Newalta. Management is of the view that calculating cash available for growth and distributions consistent with the guidance provided by the CSA would not provide an accurate reflection of available cash due to the variability in short term cash management. Accordingly, the Fund has determined to cease calculating and reporting on cash available for growth and distributions in its disclosure documents.

The following discussion and analysis should be read in conjunction with (i) the consolidated financial statements of the Fund and the notes thereto for the three and six months ended June 30, 2008, (ii) the consolidated financial statements of the Fund and notes thereto and Management's Discussion and Analysis of the Fund for the year ended December 31, 2007, (iii) the most recently filed Annual Information Form of the Fund, and (iv) the consolidated interim financial statements of the Fund and the notes thereto and Management's Discussion and Analysis for the three and six months ended June 30, 2007. Information for the three and six months ended June 30, 2008, along with comparative information for 2007, is provided.

This Management's Discussion and Analysis ("MD&A") is dated August 5, 2008 and takes into consideration information available up to that date.

OVERALL PERFORMANCE

Investments to grow and diversify our business continued to drive profitable growth in the second quarter despite weak drilling activity in western Canada and a soft economy in Ontario. Investments, including the development of steam assisted gravity drainage ("SAGD") onsite services and the lead recycling facility in Québec, accounted for the majority of the increase in revenue and EBITDA. Second quarter revenue, net earnings and EBITDA improved by 28%, 75% and 71%, respectively, compared to 2007. On a year-to-date basis, revenue, net earnings and EBITDA improved by 28%, 58% and 49%, respectively, compared to 2007.

Despite weak drilling activity in western Canada, the Western Division's ("Western's") revenue and net margin increased primarily due to: higher crude oil sales; increased waste receipts from SAGD customers; and the redeployment of drill site rental equipment to the U.S.

Improved results in the Eastern Division ("Eastern") for the first half of 2008 were driven by contributions from our 2007 investments. The gains from these investments were tempered by a weak economy in Ontario. The construction industry in Ontario has been particularly slow in the first half of 2008 resulting in substantially lower event-based waste receipts at the Stoney Creek landfill. We are confident even-based volumes will improve in the second half of 2008.

Corporately, the second quarter's SG&A expense improved as a percentage of revenue from 11.7% in 2007 to 11.2% in 2008. On a year-to-date basis, SG&A expense improved to 10.3% in 2008, from 11.1% in 2007. We also continued a program to identify and sell redundant or idle assets generating proceeds of $6.6 million to date and maintained a strong balance sheet with a Funded Debt to EBITDA ratio of 2.35:1. Overall, the improved performance on a year-to-date basis improved the ratio of cash distributed as a percentage of funds from operations to 84% compared to 109% in the same period in 2007 (94% for the year ended December 31, 2007), consistent with our decision to maintain the current level of distributions.

With expected strong natural gas pricing, we are optimistic that a recovery in natural gas drilling will occur in the second half of 2008. We anticipate this improved drilling activity will positively affect results late in 2008. The changing outlook for drilling activity in western Canada is due to a cold winter primarily in eastern North America, which left North American storage levels at or slightly below the five-year average heading into the natural gas injection season. In addition, the Petroleum Services Association of Canada ("PSAC") revised its forecast in April 2008 for total wells to be drilled in 2008 upward by approximately 14%.

RESULTS OF OPERATIONS

Western

Strong crude oil pricing, the continued development of SAGD onsite services, and increasing demand for drill site equipment in the U.S. all contributed to improved results year-over-year for both the second quarter and the first half of 2008. Western's second quarter revenue and net margin increased 11% and 40%, respectively over the second quarter of 2007. On a year-to-date basis, Western's revenue improved 8% and net margin increased 22% over 2007. The net margin growth was primarily attributable to higher crude oil sales and growth initiatives.

The following table compares Western's second quarter and year-to-date results for 2008 to the second quarter and year-to-date results for 2007:

($000s)	Q2 2008	Q2 2007	% Change	YTD 2008	YTD 2007	% Change
Revenue – external	**83,528**	75,201	11	**177,501**	163,906	8
Revenue – internal	**240**	433	(45)	**541**	433	(25)
Operating costs	**56,044**	55,593	1	**115,180**	112,780	2
Amortization and accretion	**5,699**	4,292	33	**11,360**	9,425	21
Net margin	**22,025**	15,749	40	**51,502**	42,134	22
Net margin as % of revenue	**26**	21	24	**29**	26	12
Maintenance capital	**1,665**	3,171	(47)	**2,725**	3,661	(26)
Growth capital	**8,169**	7,829	4	**14,532**	13,499	8

Consistent with our diversification strategy over the last two years, Western's relative contribution to consolidated revenue and combined divisional net margin decreased. Second quarter contributions to consolidated revenue and combined divisional net margin decreased to 58% and 66%, respectively (67% and 78%, respectively in 2007). On a year-to-date basis, Western's relative contributions to consolidated revenue and combined divisional net margin decreased to 61% and 71%, respectively in 2008 (71% and 85%, respectively in 2007). This is in line with our expectation that Western would represent approximately 70% of combined divisional net margin in 2008.

The Oilfield business unit accounted for approximately 59% of Western's year-to-date revenue with the Drill Site and Industrial business units each contributing approximately 13% and 28%, respectively.

The Oilfield business unit's performance improved significantly over the second quarter and first half of 2007, with revenue increasing 41% and 29%, respectively. The improvement was due to increased waste volumes, crude oil sales, and growth in onsite services. The increase in waste volumes processed at our fixed facility network was driven primarily by higher heavy oil waste receipts from SAGD activity and higher crude oil content in the waste received.

The table below reflects the increases in crude oil recovered for Newalta's account and waste processed at fixed facilities as well as our average price received for crude oil sales.

	Q2 2008	Q2 2007	% Change	YTD 2008	YTD 2007	% Change
Waste processing volumes ('000 m3)	429.2	383.2	12	959.8	922.7	4
Recovered crude oil ('000 bbl)[1]	101.3	81.0	25	213.1	141.3	51
Average crude oil price received (CDN$/bbl)	105.06	52.74	99	91.39	56.22	63

1 Represents the total crude oil recovered and sold for Newalta's account.

Drill Site business unit revenue is generated from two main groupings of services: (i) equipment rentals and (ii) environmental services comprised of: drilling waste, site reclamation, and well abandonment services. In 2008, we continued to grow our equipment rental business in the U.S. which offset weakness in the Canadian equipment rental market. Environmental services revenue was down in the second quarter of 2008 and for the first half of the year compared to 2007 mainly due to decreased demand for our services.

Drill Site equipment rentals comprise two main groups of equipment: solids control and drill cuttings. Solids control equipment consists of centrifuges and ancillary equipment that can be used on any drilling location to remove unwanted solids from any type of drilling fluid and operate closed loop systems where the drilling muds and water can be reused. Drill cuttings equipment is more specialized to wells drilled using oil-based drilling muds. This equipment is used to recover oil-based fluids for reuse in the active mud system and to manage the drill cuttings to minimize transportation and disposal of solid waste.

The table below reflects the changes in Drill Site's Canadian rental equipment-in-use compared to the drilling activity in western Canada as reported by the Canadian Association of Oilwell Drilling Contractors (CAODC) for the second quarter and first half of 2008 compared to the same periods in 2007:

Canada	Q2 2008	Q2 2007	% Change	YTD 2008	YTD 2007	% Change
CAODC average active drilling rigs in use						
Drilling rigs – western Canada	170	151	13	334	339	(1)
Average Drill Site equipment-in-use						
Solids control equipment - Canada	1	4	(75)	6	7	(14)
Drill cuttings equipment - Canada	6	12	(50)	15	16	(17)
Average Drill Site rental equipment-in-use	7	16	(56)	21	23	(9)
Average Drill Site rental equipment available	92	118	(22)	99	119	(17)

Despite weak utilization in the first half for Canadian drill site equipment, we expect the second half of 2008 to improve along with drilling activity if natural gas prices are sustained at or above current levels.

The table below reflects the changes in Drill Site's U.S. rental equipment-in-use for the second quarter and first half of 2008 compared to the same periods in 2007:

U.S.	Q2 2008	Q2 2007	% Change	YTD 2008	YTD 2007	% Change
Average Drill Site equipment-in-use						
Solids control equipment - U.S.	27	14	93	29	9	222
Drill cuttings equipment - U.S	2	-	n/a	2	-	n/a
Average Drill Site rental equipment-in-use	29	14	107	31	9	244
Average Drill Site rental equipment available	50	19	163	43	14	207

Activity levels and performance in the Industrial business unit remained relatively flat for the three and six months ended June 30, 2008. In the second quarter of 2008, Industrial's used oil volumes collected were down 7% to 13.6 million litres, from 14.7 million litres in 2007. On a year-to-date basis, used oil volumes collected were 8% lower at 27.2 million litres, from 29.5 million litres in 2007. Finished products sold in the second quarter and first of half of 2008 totalled 14.7 million litres and 27.5 million litres, respectively, at an average price of $0.60 per litre for both periods. In 2007, finished products sold totalled 15.9 million litres and 29.0 million litres, respectively, at an average price of $0.59 per litre for the second quarter of 2007 and $0.60 per litre for the first half.

Maintenance capital expenditures decreased in both the second quarter and year-to-date 2008 by $1.5 million and $0.9 million, respectively. Our growth capital expenditures were essentially flat year-over-year, in line with our plan. We continued to focus on growing our Drill Site and SAGD onsite services as well as productivity improvements to existing Oilfield facilities.

Eastern

Our 2007 investments enhanced Eastern's overall profitability. However, challenging economic conditions in Ontario restricted our growth in 2008. Acquisitions in the Québec/Atlantic Canada business unit contributed to revenue and net margin growth while fixed facilities' performance was flat and the Stoney Creek landfill's event-based waste receipts were significantly lower for the three and six month periods ended June 30, 2008.

Consistent with our diversification strategy over the last two years, Eastern's relative contributions to consolidated revenue and combined divisional net margin increased year-over-year. Second quarter contributions to consolidated revenue and combined divisional net margin increased to 42% and 34% respectively in 2008, from 33% and 22%, respectively in 2007. On a year-to-date basis, Eastern's relative contributions to consolidated revenue and combined divisional net margin increased to 39% and 29%, respectively in 2008, from 29% and 15% in 2007. This is in line with our expectation that Eastern would represent approximately 30% of combined divisional net margin in 2008.

The following table compares Eastern's second quarter and year-to-date results for 2008 to the second quarter and year-to-date results for 2007:

($000s)	Q2 2008	Q2 2007	% Change	YTD 2008	YTD 2007	% Change
Revenue – external	**59,372**	36,304	64	**115,534**	64,912	78
Revenue - internal	**-**	-	-	**-**	-	-
Operating costs	**44,452**	27,828	60	**87,386**	50,155	74
Amortization and accretion	**3,758**	4,016	6	**7,568**	7,463	1
Net margin	**11,162**	4,460	150	**20,580**	7,294	182
Net margin as % of revenue	**19**	12	58	**18**	11	64
Maintenance capital	**2,464**	1,586	55	**2,625**	1,785	47
Growth capital	**7,604**	5,821	31	**13,709**	11,014	24

The Québec/Atlantic Canada business unit produced excellent results for the second quarter due to the contributions from our 2007 acquisitions and flat performance from fixed facilities. Compared to the first quarter of 2008 our volume of lead delivered in the second quarter increased 13% to 12.1 thousand metric tonnes ("MT"), as noted in the table below. However, revenue in the second quarter of 2008 decreased slightly compared to the first quarter of 2008 due to a decrease in the average price received for our direct sales volumes of recycled lead, consistent with the decrease in the average London Metals Exchange ("LME") price. The kiln operated at 96% of capacity for the first half of 2008 and operated at full capacity for 91 days in the second quarter of 2008 compared to 83 days in the first quarter of 2008, for a total of 174 days for the first half of 2008. Scheduled maintenance on the kiln was completed in July 2008 and will decrease the number of operating days in the third quarter of 2008. However, we anticipate that the volume of lead delivered to customers will not be affected as inventories built up prior to the planned maintenance should offset any kiln downtime. Performance from other facilities in Québec/Atlantic Canada performed in line with management's expectations.

	Q2 2008	Q1 2008	% Change	YTD 2008
Volume of lead delivered ('000 MT)	**12.1**	10.7	13	**22.8**
% of lead delivered				
Direct Sales	**58**	67	-	**62**
Tolling	**42**	33	-	**38**
Average price received – direct sales (CDN$/MT)[1]	**2,717**	2,991	(9)	**2,863**
Average LME price (U.S.$/MT)[2]	**2,653**	2,760	(4)	**2,706**

1 *Average price received includes all directs sales of finished products, including finished products that are alloyed to customer specifications*

2 *Average LME price is based on a one month lag consistent with our pricing structure.*

The Ontario business unit's performance in the second quarter continued to be affected by continued weakness in the Ontario economy. Performance from the fixed facilities was generally flat for both the second quarter and first half of 2008 as price increases offset lower waste volumes received. Overall waste receipts at the Stoney Creek landfill were down by 32% and 33%, respectively. The most significant impact at the landfill was a decrease in event-based volumes from the construction

industry. Event-based volumes, which have historically averaged approximately 40-45% of the total waste volumes, were 17% in the second quarter of 2008 and 34% for the six months ended June 30, 2008. We are confident event-based volumes will improve in the second half of 2008.

Maintenance capital expenditures for the second quarter and year-to-date each increased by $0.8 million to $2.5 million and $2.6 million respectively. Growth capital of $7.6 million increased by $1.8 million compared to the second quarter of 2007. Growth capital of $13.7 million increased by $2.7 million compared to the first half of 2007 which was mainly invested in productivity improvements at facilities in Ontario and Québec and restarting the second kiln at the lead recycling facility.

OUTLOOK

The outlook for the remainder of the year is positive. Higher natural gas prices are anticipated to drive increased drilling in the second half of the year while crude oil prices are expected to remain high. The revised 2008 PSAC forecast of the number of wells to be drilled in 2008 was increased by approximately 14% at mid-year. We will continue to exploit opportunities to expand drill site services in the U.S., centrifugation services for SAGD customers and national onsite services to grow our business. In addition, we are confident event-based volumes at the Stoney Creek landfill will improve in the second half. We will maintain our focus on improving the productivity of our existing operations.

As disclosed in our MD&A for the year ended December 31, 2007, the Board of Trustees intends to maintain monthly distributions at $0.185 per trust unit during 2008. We have the financial capacity to fund our growth opportunities while remaining a mutual fund trust through 2008.

CORPORATE AND OTHER

($000s)	Q2 2008	Q2 2007	% Change	YTD 2008	YTD 2007	% Change
Selling, general and administrative expenses	16,071	13,006	24	30,298	25,525	19
as a % of revenue	11.2	11.7	-	10.3	11.1	-
Amortization and accretion	11,671	9,180	27	23,043	19,013	21
as a % of revenue	8.2	8.2	-	7.9	8.3	-

The increase in selling, general and administrative ("SG&A") expense was attributable to increased staff to support the growth of the business compared to the second quarter of 2007. SG&A includes a net $0.1 million foreign exchange loss and a net $0.5 million foreign exchange gain for the three and six month periods ended June 30, 2008, respectively. Foreign exchange gains and losses will vary from period to period depending on the movement of the Canadian dollar versus the U.S. dollar and the amount of U.S. denominated receivables and payables outstanding.

The increase in amortization was attributable to recent acquisitions and growth capital expenditures. As a percentage of revenue, amortization and accretion was flat during the second quarter and decreased modestly year-over-year. Over the past two years, we have acquired a total of 14 businesses, and with these businesses we acquired some redundant or idle assets. We are focusing on consolidating operations and identifying and disposing of redundant and idle assets. In the second quarter, redundant assets were sold for total proceeds of $2.1 million and a net gain of approximately $0.2 million. Year-to-

date, redundant assets were sold for total proceeds of $6.6 million with a net gain of $1.1 million. This gain was offset by an impairment write-down of some idle assets of $1.0 million. Both the net gain and the impairment write-down are reflected in amortization and accretion.

($000s)	Q2 2008	Q2 2007	% Change	YTD 2008	YTD 2007	% Change
Bank fees and interest	3,376	2,632	28	7,323	4,938	48
Convertible debentures interest and accretion of issue costs	2,272	-	n/a	4,591	-	n/a
Finance charges	5,648	2,632	115	11,914	4,938	141

The increase in interest expense for the three and six months ended June 30, 2008 compared to the same periods in 2007 was due to an increase in the average senior long-term debt level. In addition, we issued $115.0 million in convertible debentures ("Debentures") in November 2007. At June 30, 2008, senior long-term debt was $255.8 million compared with $206.9 million at December 31, 2007. From January 1, 2008, senior long-term debt increased by $48.9 million which was attributable to an increase in working capital and the funding of growth capital expenditures.

($000s)	Q2 2008	Q2 2007	% Change	YTD 2008	YTD 2007	% Change
Current tax	339	461	(26)	575	663	(13)
Future income tax	(2,822)	(3,389)	(17)	(5,820)	(2,892)	101
Provision for (recovery of) income taxes	(2,483)	(2,928)	(15)	(5,245)	(2,229)	135

Current tax expense for the second quarter and first half 2008 was consistent with the provision for the same periods in 2007. The increase in future income tax recovery for 2008 compared to 2007 is due to an increase in the amount of income sheltered between the Fund and its subsidiaries. Based on projected levels of capital spending and anticipated earnings, Newalta has a Canadian income tax horizon of approximately two years. This tax horizon is dependent on a number of factors including, but not limited to, the amount of tax loss carryforwards and total undepreciated capital cost ("UCC") and eligible cumulative expense ("ECE") pools accumulated. As at December 31, 2007, we had approximately $77.0 million in tax loss carryforwards and approximately $309.3 million in UCC and ECE pools. Please refer to CRITICAL ACCOUNTING ESTIMATES – FUTURE INCOME TAXES in the MD&A for the year ended December 31, 2007 relating to the taxation of specified investment flow-through ("SIFT") entities.

As at August 5, 2008, the Fund had 42,073,532 trust units outstanding, outstanding rights to acquire up to 2,798,375 trust units and a number of trust units that may be issuable pursuant to the Debentures (see the MD&A for the year ended December 31, 2007 LIQUIDITY AND CAPITAL RESOURCES – Sources of Cash – Convertibles).

SUMMARY OF QUARTERLY RESULTS

(unaudited)	2008		2007				2006	
($000s except per unit data)	**Q2**	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	**142,939**	150,176	137,075	133,358	111,594	117,837	122,498	120,297
Operating income	**9,293**	16,542	7,784	14,524	3,788	13,665	16,209	24,846
Net earnings	**11,776**	19,304	23,613	17,893	6,716	12,966	15,356	20,136
Continuing operations	**11,776**	19,304	23,613	17,893	6,716	12,966	15,528	20,136
Discontinued operations	**-**	-	-	-	-	-	(172)	-
Earnings per unit ($)	**0.28**	0.47	0.57	0.44	0.17	0.33	0.42	0.55
Continuing operations	**0.28**	0.47	0.57	0.44	0.17	0.33	0.42	0.55
Discontinued operations	**-**	-	-	-	-	-	(0.00)	-
Diluted earnings per unit ($)	**0.28**	0.46	0.54	0.43	0.16	0.33	0.41	0.54
Continuing operations	**0.28**	0.46	0.54	0.43	0.16	0.33	0.41	0.54
Discontinued operations	**-**	-	-	-	-	-	(0.00)	-
Weighted average units – basic	**41,822**	41,543	41,191	40,579	40,361	39,209	36,860	36,734
Weighted average units – diluted	**41,950**	41,635	43,779	40,725	40,562	39,445	37,282	37,279

Quarterly performance is affected by seasonal variation as described below. In Q4 2006 net earnings declined due to the decrease in the demand for Drill Site services consistent with the 40% drop in overall drilling activity when compared to the same period in 2005.

In 2007, acquisitions completed in eastern Canada in the second half of 2006 helped to partially offset the weak natural gas drilling environment in western Canada. Western endured a weak natural gas drilling environment during Q1 2007 which continued into Q2 2007. This weakness was further compounded by the spring breakup road bans and an extended wet season preventing the transportation of waste from well workovers and therefore reducing processing volumes. This resulted in lower revenue, earnings and operating income. In Q3 2007 operations returned to seasonal levels but operating income remained lower when compared to the same period in 2006, as a result of the continued weakness in the western Canadian natural gas drilling market. Operating income in Q4 2007 was lower than Q3 2007 due to a $2.1 million loss on the disposal of leasehold improvements associated with the early termination of office space leases as well as increased SG&A and interest expense incurred in anticipation of growth. Net earnings in Q4 2007 improved over Q3 2007 attributable to a future income tax recovery due to a reduction in the estimated future income tax rate. In January 2007, the Fund issued 3.0 million trust units for net proceeds of $74.1 million, which accounts for the majority of the increase in trust units outstanding from Q4 2006 to Q1 2007. The proceeds from this issuance were used to repay indebtedness incurred to fund the acquisitions and growth capital completed in the second half of 2006.

In 2008, the increase in revenue, operating income, and net earnings compared to Q1 and Q2 2007 are mainly due to full quarter contributions from acquisitions in each quarter as well as higher crude oil sales and contributions from growth initiatives in Western.

Seasonality of Operations

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and the timing of capital investments as well as acquisitions and the contributions from those investments. Acquisitions and growth capital investments completed in the first half of the year will tend to strengthen second half financial performance. Seasonality has a different effect on Western and Eastern, reflecting the different types of services that each provides. The following seasonality factors describe the typical quarterly fluctuations in operating results in the absence of growth and acquisition capital.

For Western, the frozen ground during the winter months in western Canada provides an optimal environment for drilling activities and consequently, the first quarter is typically strong. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for the Western Division's services and therefore, the second quarter is generally the weakest quarter of the year for Western. The third quarter is typically the strongest quarter for Western due to favourable weather conditions and market cyclicality. The expansion into the U.S. is anticipated to reduce the significance of weather conditions on drilling related activities. The areas in the U.S. in which we operate are not affected by frozen ground requirements for winter drilling nor are they impacted by the spring thaw and therefore drilling can take place at any time of year. For Western, over the past two years, quarterly revenue as a percentage of annual Western revenue was: 25% for the first quarter, 22% for the second quarter, 27% for the third quarter and finally fourth quarter revenue was 26%.

Eastern's services are generally curtailed by colder weather in the first quarter, which is typically its weakest quarter as aqueous wastes and onsite work are restricted by colder temperatures. The third quarter is typically the strongest for Eastern due to the more favourable weather conditions and market cyclicality. The addition of the lead recycling facility to the Eastern division is anticipated to reduce the significance of this variability, as the demand for recycled lead is not generally affected by seasonality. Eastern's quarterly revenue as a percentage of annual Eastern revenue has not visibly reflected the trends discussed above due to the effect of acquisitions. Based on historical information acquired by management for acquisitions completed in eastern Canada in 2006 and 2007, we estimate that quarterly revenue as a percentage of annual revenue for Eastern would have approximately been: 22% in the first quarter, 24% in the second quarter, 27% in the third quarter and, 27% in the fourth quarter.

Quarterly financial results have been prepared by management in accordance with Canadian GAAP as set out in the notes to the annual audited consolidated financial statements of the Fund for the year ended December 31, 2007.

LIQUIDITY AND CAPITAL RESOURCES

The term liquidity refers to the speed with which a company's assets can be converted into cash as well as cash on hand. Liquidity risk for the Fund may arise from its general day-to-day cash requirements, and in the management of its assets, liabilities and capital resources. Liquidity risk is managed against Newalta's financial leverage to meet its obligations and commitments in a balanced manner.

Our debt capital structure is as follows:

($000s)		June 30, 2008	December 31, 2007
Working capital		98,171	74,529
Use of credit facility:			
Senior long-term debt (before related costs)		256,226	207,417
Letters of credit		49,738	40,095
Funded senior debt	A	305,964	247,512
Unused credit facility capacity		119,036	177,488
Debentures	B	115,000	115,000
Total Debt	= A + B	420,964	362,512

The Fund's net working capital was $98.2 million at June 30, 2008 compared with $74.5 million at December 31, 2007. At current activity levels, working capital of $98.2 million is expected to be sufficient to meet the ongoing commitments and operational requirements of the business. The increase in working capital from December 31, 2007 related to higher working capital requirements to support the lead recycling operations, the settlement of related purchase price adjustments and the settlement of capital expenditures accrued for at year end. The credit risks associated with accounts receivable are viewed as normal for the industry. We have not purchased any asset-backed commercial paper investments and have had no direct impact from the collapse of the sub-prime mortgage markets in the United States. A measure we use as an indication of liquidity is the Current Ratio, which is defined as the ratio of total current assets to total current liabilities. The Current Ratio at June 30, 2008 reflected that Newalta had sufficient current assets to cover its current liabilities by 2.13 times (at December 31, 2007 the ratio was 1.65 times). This ratio exceeds Newalta's bank covenant minimum requirement of 1.20:1.

SOURCES OF CASH

The Fund's liquidity needs can be sourced in several ways including: funds from operations, short and long-term borrowings against our credit facility and the issuance of securities from treasury. The components of the capital structure remained the same compared to December 31, 2007.

Credit Facility

On October 12, 2007, we arranged an amended $425.0 million extendible revolving credit facility (the "Credit Facility") which matures on October 11, 2009. The Credit Facility is used to fund growth capital expenditures and for general corporate purposes as well as to issue letters of credit to third parties up to a maximum amount of $60.0 million. The aggregate dollar amount of letters of credit that have been issued and are outstanding under the Credit Facility are not categorized in the financial statements as long term debt of Newalta; however, the amount of funds that can be drawn on the Credit Facility by Newalta is reduced by the amount of the outstanding letters of credit. Newalta is currently required to issue either letters of credit or a bond with various environmental regulatory authorities to ensure that the eventual asset retirement obligations for facilities are fulfilled. These letters of credit or bonds will not be utilized unless Newalta defaults on its obligation to restore the lands to a condition acceptable by these authorities. At June 30, 2008, letters of credit and bonds issued as financial security to third parties totalled $62.6 million. Of this amount, $49.7 million is committed on the Credit Facility. Bonds, if less than $25.0 million in total, are not required to be offset against the borrowing amount available under the Credit Facility.

At June 30, 2008, Newalta had funded senior debt of $306.0 million, compared to $247.5 million at December 31, 2007, an increase of $58.5 million. The increase was primarily due to growth capital funding requirements and an increase in working capital requirements on a year-to-date basis.

Newalta is restricted from declaring distributions and distributing cash if the Corporation is in breach of the covenants under the Credit Facility. Financial performance relative to the financial ratio covenants under the current Credit Facility is reflected in the table below:

	June 30, 2008	Threshold
Current Ratio[1]	2.13:1	1.20:1 minimum
Funded Debt to EBITDA[2]	2.35:1	3.00:1 maximum[3]
Fixed Charge Coverage Ratio[4]	1.18:1	1.00:1 minimum

1 *Current Ratio means, the ratio of consolidated current assets to consolidated net current liabilities (excluding the current portion of long-term debt and capital leases outstanding, if any).*

2 *Funded Debt to EBITDA means the ratio of consolidated Funded Debt to the aggregate EBITDA for the trailing twelve-months. Funded Debt is defined as long-term debt and capital leases including any current portion thereof but excluding future income taxes and future site restoration costs. EBITDA is defined as the trailing twelve-months of EBITDA for the Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.*

3 *In the third quarter of 2008, the threshold amount will decrease to 2.75:1.00 and in the first quarter of 2009 this threshold will decrease to 2.50:1.00.*

4 *Fixed Charge Coverage Ratio means, based on the trailing 12-month EBITDA less unfinanced capital expenditures and cash taxes to the sum of the aggregate of principal payments (including amounts under capital leases, if any), interest (excluding accretion for the convertible debentures), dividends and cash distributions paid by the Fund for such period, other than cash payments in respect of the DRIP program of the Fund. Unlike the Funded Debt to EBITDA ratio, the Fixed Charge Coverage ratio trailing twelve month EBITDA is not normalized for acquisitions.*

Debentures

In November 2007, $115.0 million in Debentures were issued which mature on November 30, 2012 and bear an interest rate of 7.0%, payable semi-annually in arrears on May 31 and November 30 beginning May 31, 2008. Each $1,000 debenture is convertible into 43.4783 trust units (or a conversion price of $23.00 per trust unit (the "Conversion Price") at any time at the option of the holders of the Debentures. The Debentures are not included in the definition of funded debt for the purposes of calculating related financial covenants pursuant to the Credit Facility.

Upon maturity or redemption of the Debentures, the Fund may pay the outstanding principal of the Debentures in cash or may elect to satisfy its obligations to repay all or a portion of the principal amount of the Debentures which have matured or been redeemed by issuing and delivering that number of trust units obtained by dividing the aggregate amount of principal of the Debentures which have matured or been redeemed by 95% of the weighted average trading price of the trust units on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or the maturity date, as the case may be. The Fund may also elect, subject to regulatory approval, from time to time, to satisfy its obligation to pay all or any part of the interest on the Debentures (the "Interest Obligation"), on the date it is payable under the Debenture Indenture, by delivering a sufficient number of trust units to the debenture trustee to satisfy all or any part, as the case may be, of the Interest Obligation.

There have been no redemptions of the Debentures.

USES OF CASH

Our primary uses of funds are operational and administrative expenses, distributions, maintenance and growth capital spending, and acquisitions.

Capital Expenditures

Total capital expenditures for the current year and comparative periods are summarized as follows:

($000s)	Q2 2008	Q2 2007	YTD 2008	YTD 2007
Growth capital	**19,301**	19,358	**36,025**	33,488
Acquisitions	**-**	25,997	**-**	25,997
Total growth capital and acquisitions	**19,301**	45,355	**36,025**	59,485
Maintenance capital expenditures	**4,161**	5,019	**5,410**	5,750
Total capital expenditures[1]	**23,462**	50,374	**41,435**	65,235

1 *The numbers in this table differ from the interim consolidated statement of cash flows because the numbers above do not reflect the net change in working capital related to capital expenditures.*

Growth capital expenditures in 2008 were funded by funds from operations in excess of distributions, proceeds from the disposition of redundant assets and finally by drawing on our Credit Facility. Growth capital expenditures consisted primarily of productivity improvements at several facilities, progress payments on additional centrifuges to support both the growing demand in the U.S. for drill site services and onsite SAGD services and corporate office leasehold improvements.

For 2008, we have planned a total of $135.0 million in capital spending comprised of $110.0 million in growth capital expenditures and $25.0 million in maintenance capital expenditures. Of the growth capital amount, $90.0 million will be directed towards internal growth projects and $20.0 million is planned for corporate investments in innovation projects, information technology and office space (before tenant improvement recoveries). Approximately 70% of the growth capital investments are planned for the second half of 2008. These projects will be funded out of excess funds from operations, if any, and bank borrowings. The operations growth projects are planned as follows:

Division	Approximate % of growth capital[1]	Use of funds
Western	10%	Average project is $0.5 million and targets high return/low risk projects which improve productivity or expand capacity in our existing operations.
Eastern	25%	
Western	15%	Investment in infrastructure and productivity improvements in the facility network.
Eastern	20%	Continued expansion and upgrading of facilities to meet the waste handling requirements of LDR in Ontario and expanding the recently acquired lead recycling facility.
Western	30%	Investments in mobile equipment to support onsite services for SAGD customers as well as drill site equipment.

1 *Newalta continuously assesses the allocation of growth capital expenditures and, as such, the dollar amounts allocated to each operating division may be reallocated between the divisions and specific projects.*

Maintenance capital expenditures are capital expenditures to replace and maintain depreciable assets at current service levels. Management continues to estimate that the total maintenance capital expenditures for the year will be approximately $25.0 million. Maintenance capital expenditures for fixed facilities tend to be relatively consistent year-over-year, whereas maintenance capital expenditures for equipment that is rented out to customers fluctuate based on usage. Maintenance capital expenditures are budgeted annually and revised throughout the year to reflect the impact of actual utilization rates. These expenditures are funded out of funds from operations.

Distributions

On a per unit basis Newalta declared monthly distributions of $0.185 to unitholders from January through June 2008 or $2.22 annually, consistent with the same period in 2007. The Board of Trustees intends to maintain distributions at $0.185 per trust unit during 2008. We have the financial capacity to fund our growth opportunities while remaining a mutual fund trust through 2008. Newalta has maintained the monthly distribution of $0.185 per unit in anticipation that investments made in 2007 will continue to contribute to stronger results in 2008 consistent with the first half.

The following table is recommended by the Canadian Securities Administrators as additional information to users of income fund and mutual fund trust financial statements. It provides another perspective on the sourcing of cash to fund distributions:

($000s)	Q2 2008	Q2 2007	YTD 2008	Fiscal 2007	Fiscal 2006	Fiscal 2005
Cash flow generated from operating activities	23,421	17,324	32,166	54,058	111,963	71,732
Distributions declared	(23,249)	(22,413)	(46,236)	(90,117)	(75,923)	(49,602)
Cash excess (shortfall)	172	(5,089)	(14,070)	(36,059)	36,040	22,130
Net earnings	11,776	6,716	31,080	61,189	75,565	46,978
Distributions declared	(23,249)	(22,413)	(46,236)	(90,117)	(75,923)	(49,602)
Net earnings (shortfall) excess	(11,473)	(15,697)	(15,156)	(28,928)	(358)	(2,624)

On a year-to-date basis cash flow generated from operating activities and net earnings were less than distributions declared. Declared distributions and cash distributed levels are monitored and assessed through internal forecasts which incorporate the most recent operating and financial results, maintenance and growth capital requirements as well as market activity and conditions.

Distributions declared on a year-to-date basis in excess of cash flow generated from operating activities in the short term have been funded by drawing on the Credit Facility. The cash shortfall above was driven mainly by the increase in operating working capital requirements of $13.8 million for the six months ended June 30, 2008. In addition for the six months ended June 30, 2008, the calculation does not include proceeds from the Fund's Distribution Reinvestment Plan ("DRIP") through which $6.5 million in distributions were reinvested by unitholders. It also does not include cash proceeds received through the sale of redundant assets of $6.6 million. The net earnings shortfall is mainly attributable to amortization and accretion expense, a non-cash expense, of $23.0 million for the six months ended June 30, 2008. The majority of the assets related to this expense are funded by drawing on our Credit Facility in the absence of excess cash from operations. Therefore, management expects that there will continue to be a net earnings shortfall which will decrease as cash flow generated from operating activities increases and does not believe that the shortfalls in the table above have resulted in an economic return of capital.

Contractual Obligations

For the three and six month periods ended June 30, 2008, there have been no significant changes in Newalta's contractual obligations. For a summary of Newalta's contractual obligations, please refer to page 26 of the MD&A for the year ended December 31, 2007.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee of the Fund, is counsel to Bennett Jones LLP. The total cost of these legal services during the three and six month periods ended June 30, 2008 was $0.1 million and $0.2 million, respectively ($0.1 million and $0.3 million for the same periods in 2007).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity during the three and six month periods ended June 30, 2008 were $0.2 million and $0.6 million respectively ($0.2 million and $1.0 million for the same periods in 2007).

These transactions were in the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

SENSITIVITIES

Our revenue is sensitive to changes in commodity prices for crude oil, natural gas, base oils, and lead. Cash from operating activities is also sensitive to changes in interest rates as well as the exchange rate between the Canadian and U.S. dollars. These factors have both a direct and indirect impact on our business. The direct impact of the commodity prices is reflected in the revenue received from the sale of products such as crude oil, base oils and lead. The indirect impact is the effect that the variation of these factors has on activity levels of our customers and therefore the demand for services. The indirect impact of fluctuations in the commodity prices and other factors previously discussed are not quantifiable.

With the acquisition of the lead recycling facility in the fourth quarter of 2007, our revenue is now exposed to the variability of lead prices established by the London Metal Exchange. The contribution of total lead produced between direct lead sales and tolling services was approximately 65% direct sales and 35% tolling on a trailing twelve month basis. The variability of lead prices is partially offset because our feedstock to produce recycled lead for direct lead sales is obtained through the procurement of waste batteries, the cost of which also fluctuates with the price of lead but historically the adjustment to feedstock has lagged the change in the price of lead by up to six months. Therefore the impact of an increase in lead prices will not have the same dollar for dollar impact of a decrease in lead prices. Tolling revenue is not subject to the same variation in lead prices because the fees are generally fixed.

As of the time of writing this MD&A we do not see any significant variation to the sensitivities provided in the MD&A for the year ended December 31, 2007.

BUSINESS RISKS

The business of Newalta is subject to certain risks and uncertainties. Prior to making any investment decision regarding Newalta investors should carefully consider, among other things, the risks described herein (including the risks and uncertainties listed in the first paragraph of this Management's Discussion and Analysis) and the risk factors set forth in the most recently filed Annual Information Form of the Fund which are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may be obtained, on request without charge, from Newalta Corporation at 211 – 11th Avenue S.W., Calgary, Alberta T2R 0C6, or at www.newalta.com, or by facsimile at (403) 806-7032.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

Asset Retirement Obligations

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities, landfills and the projected timing of the costs to be incurred in future periods. Management, in consultation with Newalta's engineers, estimates these costs based on current regulations, costs, technology and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. There have been no significant changes in the estimates used to prepare the asset retirement obligation in the second quarter and first six months of 2008 compared to those provided in the Fund's annual consolidated financial statements for the year ended December 31, 2007.

Goodwill

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires a valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data. Management tests the valuation of goodwill at each September 30 period end and did not see any impairment in the goodwill balance recorded nor were there any factors that changed since that period which would lead management to believe that any impairment has occurred.

Stock-based compensation

Newalta has three stock-based compensation plans: a Trust Unit Rights Incentive Plan adopted in 2003 (the "2003 Plan"); a Trust Unit Rights Incentive Plan adopted in 2006 (the "2006 Plan") and a Trust Unit Appreciation Rights Incentive arrangement granted in 2008 (the "2008 Plan"). The 2003 Plan and 2006 Plan differ in the manner in which they may be settled by the grantee. The rights granted under the 2003 Plan may only be settled in Trust Units, while the rights granted under the 2006 Plan may by settled net in cash by the grantee. Rights under the 2008 Plan may only be settled in cash. As such, rights granted under the 2003 Plan are accounted for in accordance with the fair value recognition provisions of Canadian GAAP. Accordingly, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as an expense over the vesting period. Determining the fair value of stock-based awards at the grant

date requires judgment, including estimating the expected term of the rights (including the number of stock-based awards that are expected to be forfeited), the expected volatility of the Fund's units and the expected distributions.

The rights granted under the 2006 Plan and 2008 Plan are accounted for as stock appreciation rights since they may be subject to a net cash settlement provision. Accordingly, they are re-measured at each balance sheet date to reflect the net cash liability at that date.

Future Income Taxes

Future income taxes are estimated based upon temporary differences between the book value and the tax value of assets and liabilities using the applicable future income tax rates under current law. The change in these temporary differences results in a future income tax expense or recovery. The most significant risk in this estimate is the future income tax rates used for each entity. On June 22, 2007, new tax legislation modifying the taxation of certain flow-through entities including mutual fund trusts such as Newalta and its unitholders was enacted (the "New Tax Legislation"). The New Tax legislation will apply a tax at the trust level on distributions of certain income from the Fund at a rate of tax of 31.5%. Such distributions will be treated as dividends to the unitholders. There was no impact on the Fund at June 30, 2008 as a result of the enactment of the New Tax Legislation. It is expected that the new distribution tax (subject to any undue expansion) will apply to the Fund commencing in 2011. For further discussion on the impact of the New Tax Legislation please refer to pages 30 and 31 of the Fund's MD&A for the year ended December 31, 2007.

On July 14, 2008, the Federal Government released the draft legislative proposals to allow for the tax-deferred conversion of specified investment flow-through entities ("SIFT") into corporations. The main objectives of the legislation is to: (i) allow unitholders of an income trust to sell their units to a taxable Canadian corporation on a tax-deferred basis and (ii) provide alternatives for eliminating, on a tax-deferred basis, the trusts in the existing fund structures so that the operating businesses can be owned in corporate form by shareholders. These proposals, in their current form, will expire on December 31, 2012.

Amortization and Accretion

Amortization of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment. Accretion expense is the increase in the asset retirement obligation over time. The asset retirement obligation is based on estimates that may change as more experience is obtained or as general market conditions change impacting the future cost of abandoning the Fund's facilities. Estimates for the three and six months ended June 30, 2008 are consistent with those disclosed in the Management's Discussion and Analysis for the year ended December 31, 2007.

ADOPTION OF NEW ACCOUNTING STANDARDS IN 2008

Effective January 1, 2008, Newalta adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") new handbook sections 3862 Financial Instruments – Disclosures and 3863 Financial Instruments – Presentation. The incremental disclosure requirements for Newalta are addressed in Note 14 to the interim consolidated financial statements for the three and six months ended June 30, 2008.

The CICA issued an additional new accounting standard, section 1535 Capital Disclosures which requires both qualitative and quantitative disclosures to provide users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital. Effective January 1, 2008, Newalta adopted this new accounting standard and the related disclosure is found in Note 5 to the interim consolidated financial statements for June 30, 2008.

Effective January 1, 2008, the Fund adopted CICA handbook section 3031 Inventories, which replaces section 3030. There was no effect on the Fund's inventory balances. However, going forward the new handbook section provides for the ability to reverse impairment losses previously recognized if the underlying assumption for that impairment has changed.

New accounting standards for future adoption

In February 2008, CICA issued section 3064, Goodwill and intangible assets, replacing section 3062, Goodwill and other intangible assets and section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Fund will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous section 3062. Management is currently evaluating the impact of the adoption of this new section on its consolidated financial statements and does not expect that the adoption of this new section will have a material impact on its financial statements.

On March 11, 2008, the Accounting Standards Board of Canada ("AcSB") confirmed that effective January 1, 2011, International Financial Reporting Standards ("IFRS") will become Canadian GAAP for publicly accountable enterprises such as Newalta. At this time, the impact on our future consolidated balance sheets and statements of operations, comprehensive income and retained earnings are not reasonably determinable or estimable.

We have commenced our IFRS project and have established a formal project governance structure with a target implementation date of January 1, 2011. Our structure includes a steering committee consisting of senior management, a project team to manage and implement the change, and individual working groups to focus on specific issues and areas. We will be regularly reporting to senior executive management, the Audit Committee and Board. We have also engaged an external expert advisor to assist with the implementation.

At this stage, we have completed initial scoping of this project by completing a high-level review of the major differences between Canadian GAAP and IFRS. Based on this review, our project team is developing our implementation plan, identifying our individual working groups, and developing training programs with our external advisor to develop the appropriate knowledge to accommodate the change to IFRS.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange

File No. 82-34834

rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not currently utilize hedging instruments, but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three months ended June 30, 2008, the Fund did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, the effectiveness of such controls.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at 211-11th Avenue S.W., Calgary, Alberta T2R 0C6, or at www.newalta.com, or by facsimile at (403) 806-7032.

Consolidated Balance Sheets

($000s) (unaudited)	June 30, 2008	December 31, 2007
Assets		
Current assets		
Accounts receivable	142,643	159,749
Inventories	33,954	24,122
Prepaid expenses and other	8,756	6,129
	185,353	190,000
Note receivable	1,343	1,424
Capital assets	675,720	661,605
Intangible assets	65,288	66,855
Goodwill	103,597	103,597
	1,031,301	1,023,481
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	79,412	107,809
Distributions payable	7,770	7,662
	87,182	115,471
Senior long-term debt (Note 2)	255,826	206,940
Convertible debentures – debt portion	108,830	108,336
Future income taxes	43,998	49,840
Asset retirement obligations (Note 9)	20,343	20,985
	516,179	501,572
Unitholders' Equity		
Unitholders' capital (Note 4)	504,649	496,027
Convertible debentures – equity portion	1,850	1,850
Contributed surplus	929	1,092
Retained earnings	7,694	22,940
	515,122	521,909
	1,031,301	1,023,481

Consolidated Statements of Operations, Comprehensive Income and Retained Earnings

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
($000s except per unit data) (unaudited)	2008	2007	2008	2007
Revenue	142,939	111,594	293,115	229,431
Expenses				
Operating	100,256	82,988	202,025	162,502
Selling, general and administrative	16,071	13,006	30,298	25,525
Finance charges	5,648	2,632	11,914	4,938
Amortization and accretion	11,671	9,180	23,043	19,013
	133,646	107,806	267,280	211,978
Earnings before taxes	9,293	3,788	25,835	17,453
Provision for (recovery of) income taxes				
Current	339	461	575	663
Future	(2,822)	(3,389)	(5,820)	(2,892)
	(2,483)	(2,928)	(5,245)	(2,229)
Net earnings and comprehensive income	11,776	6,716	31,080	19,682
Retained earnings, beginning of period	19,167	42,585	22,940	51,868
Distributions (Note 8)	(23,249)	(22,413)	(46,326)	(44,662)
Retained earnings, end of period	7,694	26,888	7,694	26,888
Net earnings per unit (Note 7)	0.28	0.17	0.75	0.50
Diluted earnings per unit (Note 7)	0.28	0.16	0.75	0.49

Consolidated Statements of Cash Flows

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
($000s) (unaudited)	2008	2007	2008	2007
Net inflow (outflow) of cash related to the following activities:				
Operating Activities				
Net earnings	11,776	6,716	31,080	19,682
Items not requiring cash:				
Amortization and accretion	11,671	9,180	23,043	19,013
Future income taxes (recovery)	(2,822)	(3,389)	(5,820)	(2,892)
Other	(293)	(323)	(803)	(1,118)
	20,332	12,184	47,500	34,685
Increase (decrease) in non-cash working capital	4,043	5,439	(13,768)	(22,134)
Asset retirement expenditures incurred	(954)	(299)	(1,566)	(497)
	23,421	17,324	32,166	12,054
Investing Activities				
Additions to capital assets	(24,605)	(24,954)	(49,762)	(57,323)
Net proceeds on sale of capital assets (Note 10)	2,130	1,654	6,590	1,715
Acquisitions (Note 3)	-	(25,260)	-	(25,260)
	(22,475)	(48,560)	(43,172)	(80,868)
Financing Activities				
Issuance of units	1,851	956	1,913	77,332
Issuance of convertible debentures	(139)	-	(205)	-
Increase in debt	17,851	49,921	48,887	29,799
Settlement of acquired debt (Note 3)	-	(737)	-	(737)
Decrease in note receivable	105	79	161	127
Distributions to unitholders (Note 8)	(20,614)	(18,983)	(39,750)	(37,707)
	(946)	31,236	11,006	68,814
Net cash inflow	-	-	-	-
Cash – beginning of period	-	-	-	-
Cash – end of period	-	-	-	-
Supplementary information:				
Interest paid	7,644	2,501	11,426	4,717
Income taxes paid	544	216	740	507

Notes to the Interim Consolidated Financial Statements

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(all tabular data in $000s except per unit and ratio data) (unaudited)

Newalta Income Fund (the "Fund") is a Canadian mutual fund trust engaged, through its wholly-owned operating subsidiaries Newalta Corporation (the "Corporation") and Newalta Industrial Services Inc. ("NISI" and together with the Fund and the Corporation, "Newalta"), in adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With an integrated network of facilities, Newalta provides waste management solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, lead, manufacturing, mining, oil and gas, petrochemical, pulp and paper, refining, steel and transportation services.

NOTE 1. BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Newalta. The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain information and disclosures normally required to be included in the notes to the audited annual financial statements have been omitted or condensed. These interim financial statements and the notes thereto should be read in conjunction with the consolidated financial statements of the Fund for the year ended December 31, 2007 as contained in the Annual Report for fiscal 2007.

The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2007 except as noted in the following paragraphs.

a) Financial Instruments

Effective January 1, 2008, Newalta adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") new handbook sections 3862 Financial Instruments – Disclosures and 3863 Financial Instruments – Presentation. The incremental disclosure requirements for Newalta are addressed in Note 14 to these interim consolidated financial statements.

b) Capital Disclosures

The CICA issued a new accounting standard, section 1535 Capital Disclosures which requires both qualitative and quantitative disclosures to provide users of financial statements with information to evaluate an entity's objectives, policies and processes for managing capital. Effective January 1, 2008, Newalta adopted this new accounting standard and the related disclosure is found in Note 5 to these interim consolidated financial statements.

c) Inventories

Effective January 1, 2008, the Fund retrospectively adopted CICA handbook section 3031 Inventories, which replaces section 3030. There was no effect on the Fund's inventory balances. However, going forward the new handbook section provides for the ability to reverse impairment losses previously recognized if the underlying assumptions for that impairment have changed.

Use of estimates and assumptions

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these financial statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended June 30, 2008 and 2007.

NOTE 2. SENIOR LONG-TERM DEBT

	June 30, 2008	December 31, 2007
Amount drawn on credit facility	256,226	207,417
Issue costs	(400)	(477)
Senior long-term debt	255,826	206,940

The facility's maturity date is October 11, 2009. An extension of the credit facility may be granted at the option of the lenders. If an extension is not granted, the entire amount of the outstanding indebtedness would be due in full at the maturity date. The facility also requires Newalta to be in compliance with certain covenants. At June 30, 2008, Newalta was in compliance with all covenants.

NOTE 3. ACQUISITIONS

On April 1, 2007, Western acquired all of the assets of Panaco Fluid Filtration Systems Ltd. ("Panaco") for a total purchase price of $5.9 million in cash. Panaco and its 15 people based out of Rocky Mountain House, Alberta, deliver onsite fluid filtration services to refineries and gas plants as well as oil and gas exploration drilling locations. Panaco provides services to western Canada and the United States.

Effective May 1, 2007, Eastern acquired the operating assets of three private entities (collectively referred to as Groupe Envirex, "Envirex") based out of Québec for a collective purchase price of $7.9 million in cash. This acquisition adds four centrifuges to Eastern servicing the Québec refinery and petrochemical market. The acquired operations include a fleet of eight vacuum trucks and pressure washers and a household waste, small industrial waste generator and soil treatment business.

Effective May 1, 2007, Eastern acquired a portion of the operating assets of Ecolosite Inc. ("Ecolosite"), based in London, Ontario, for a total purchase price of $3.0 million, comprised of $2.3 million in cash and the assumption of $0.7 million in debt. Ecolosite operates one facility with 13 people servicing customers across Ontario and the Maritimes, in mobile onsite treatment and the management of industrial and municipal waste.

The assets of Eastern Environmental Inc. were acquired by the Eastern division effective June 1, 2007 for a total purchase price of $9.2 million in cash. The acquired operations include 30 experienced people, a fleet of mobile services, a transfer station and processing facility located in Sussex, New Brunswick and a satellite office in Bedford, Nova Scotia.

The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed were:

	Panaco	Envirex	Ecolosite	Eastern Environmental	Total
Cash consideration	5,909	7,948	2,240	9,163	25,260
Debt assumed	-	-	737	-	737
Total Purchase Price	5,909	7,948	2,977	9,163	25,997
Net working capital	412	(52)	-	224	584
Capital assets:					
Land	45	800	-	202	1,047
Plant & equipment	2,252	4,600	2,413	3,757	13,022
Intangibles	500	1,000	-	1,000	2,500
Goodwill	2,700	1,600	580	4,020	8,900
Asset retirement obligations	-	-	(16)	(40)	(56)
	5,909	7,948	2,977	9,163	25,997

The operating results of the businesses acquired are consolidated from the respective closing dates of the transactions.

NOTE 4. UNITHOLDERS' CAPITAL

Authorized capital of the Fund consists of a single class of an unlimited number of trust units. The following table is a summary of the changes in Unitholders' capital during the period:

(000s)	Units (#)	Amount ($)
Units outstanding as at December 31, 2006	**36,942**	**394,601**
Units issued	3,000	73,936
Units issued as consideration for Nova Pb assets	511	10,000
Contributed surplus on rights exercised	-	335
Rights exercised	289	3,222
Units issued under the DRIP	675	13,933
Units outstanding as at December 31, 2007	**41,417**	**496,027**
Contributed surplus on rights exercised	-	241
Rights exercised	209	1,913
Units issued under the DRIP	376	6,468
Units outstanding as at June 30, 2008	**42,002**	**504,649**

NOTE 5. CAPITAL DISCLOSURES

The Fund's capital structure currently consists of:

- Senior long term debt pursuant to the credit facility agreement
- Letters of Credit or bonds issued as financial security to third parties
- Convertible debentures, debt portion; and
- Unitholders' equity.

The objectives in managing the capital structure are to:

- Utilize an appropriate amount of leverage to maximize return on unitholders' equity, and
- To provide for borrowing capacity and financial flexibility to finance Newalta's growth strategy.

Management and the Board of Trustees review and assess the Fund's capital structure and distribution policy at least at each regularly scheduled board meeting which are held at a minimum four times annually. The financial strategy may be adjusted based on the current outlook of the underlying business, the capital requirements to fund growth initiatives and the state of the debt and equity capital markets. In order to maintain or adjust the capital structure, the Fund may:

- Issue new trust units

- Issue new debt securities
- Replace outstanding letters of credit with bonds or other types of financial security
- Amend, revise, renew or extend the terms of its then existing long-term debt facilities
- Enter into new agreements establishing new credit facilities, and/or
- Adjust the amount of distributions paid to unitholders.

Management monitors the capital structure based on measures required pursuant to the Corporation's credit facility agreement which restricts Newalta from declaring distributions and distributing cash if the Corporation is in breach of a covenant under its credit facility. These measures include:

Ratio	June 30, 2008	December 31, 2007	Threshold
Current	2.13:1	1.65:1	1.20:1 minimum
Funded Debt[1] to EBITDA[2]	2.35:1	1.89:1	3.00:1 maximum[3]
Fixed Charge Coverage[4]	1.18:1	1.07:1	1.00:1 minimum

1 *Funded debt is a non-GAAP measure, the closest measure of which is long term debt. Funded debt is calculated by adding the senior long term debt to the amount of letters of credit outstanding at the reporting date.*

2 *EBITDA or earnings before interest, taxes, depreciation and amortization is a non-GAAP measure. The nearest GAAP measure is net earnings. For the purposes of the credit facility, EBITDA is defined as the trailing twelve-months of EBITDA for the Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.*

3 *In the third quarter of 2008, the threshold amount will decrease to 2.75:1.00 and in the first quarter of 2009 this threshold will decrease to 2.50:1.00.*

4 *Fixed charge coverage ratio means, based on the trailing twelve-month EBITDA less unfinanced capital expenditures and cash taxes to the sum of the aggregate of principal payments (including amounts under capital leases, if any), interest, dividends and cash distribution paid by the Fund for such period, other than cash payments in respect of the DRIP program of the Fund. Unlike the funded debt to EBITDA ratio, the calculation of EBITDA pursuant to the fixed charge coverage ratio is not normalized for acquisitions or dispositions.*

On June 22, 2007, new tax legislation modifying the taxation of specified investment flow-through entities including mutual fund trusts such as the Fund and its unitholders was enacted (the "New Tax Legislation"). The New Tax legislation will apply a tax at the trust level on distributions of certain income from the Fund. The New Tax Legislation permits "normal growth" for the Fund through the transitional period which ends December 31, 2010. However, "undue expansion" could cause the transitional relief to be revisited, and the New Tax Legislation to be effective at a date earlier than January 1, 2011. On December 15, 2006, the Department of Finance released guidelines on normal growth for income trusts and other flow-through entities (the "Guidelines"). Under the Guidelines, the Fund will be able to increase its equity capital each year during the transitional period by an amount equal to a safe harbour amount. The safe harbour amount is measured by reference to Newalta's market capitalization as of the end of trading on October 31, 2006. Newalta's market capitalization at the close of trading on October 31, 2006 was $1.218 billion.

The safe harbour for years up to 2011 will be as follows:

Time Period	Newalta's Annual Safe Harbour Limit ($)	Remaining Safe Harbour Limit Available ($)
November 1, 2006 to Dec 31, 2008	730,800	500,445[1]
2009	243,600	243,600
2010	243,600	243,600
Total	1,218,000	987,645

1 *The amount reflects the net effect of gross proceeds raised from the issuance of trust units issued from treasury as a result of an equity financing in January 2007 and to finance a portion of the purchase price of the Nova Pb asset acquisition in October 2007, gross proceeds from the issue of Debentures, proceeds from the exercise of rights granted pursuant to the Trust Unit Rights Incentive Plans and the reinvestment by unitholders of distributions pursuant to the DRIP. Canada's Department of Finance ("Finance") has not provided guidance on how units issued as a result of the exercise of TURIPs are to be handled for the purpose of determining the safe harbour limit. Therefore, the amount calculated above may be subject to adjustment upon further clarification from Finance.*

In addition, the Fund also has commitments to issue up to 2,732,750 trust units from treasury in connection with the 2003 and 2006 Trust Unit Rights Incentive Plans (the "2003 Plan" and the "2006 Plan") as at June 30, 2008.

NOTE 6. LONG-TERM INCENTIVE PLANS

a) The 2006 Trust Unit Rights Incentive Plan

On March 14, 2008 a total of 630,000 rights were granted to certain directors, officers and employees of the Corporation. The rights were granted at the market price of $16.65 per unit. A further 147,500 rights were granted at an exercise price of $25.19 per unit. On May 15, 2008, an additional 7,500 rights were granted to an employee at an exercise price of $25.50. Each tranche of the rights vest over a four year period (with a five year life), and the holder of the right has the option to exercise the right for either a unit of the Fund or an amount of cash equal to the difference between the exercise price and the market price at the time of exercise. The rights granted under the 2006 Plan have therefore been accounted for as stock appreciation rights and the total compensation expense for these rights was $0.3 million for the three and six months ended June 30, 2008 ($0.0 in 2007).

b) Trust Unit Appreciation Rights

On March 14, 2008, 125,000 trust unit appreciation rights were granted to an officer of the Corporation at the market price of $16.65. These rights vest in three equal tranches over 33 months. In addition, 372,500 trust unit appreciation rights were granted to certain employees of the Corporation at the market price of $16.65. Each tranche of these rights vests over a four year period with a five year life. The holder of the right has the option to exercise the right for an amount of cash equal to the difference between the exercise price and the market price at the time of exercise. The rights granted have been accounted for as stock appreciation rights. Total compensation for these rights was $0.3 million for the three and six months ended June 30, 2008 (nil in 2007).

NOTE 7. EARNINGS PER UNIT

Basic per unit calculations for the three and six months ended June 30, 2008 and 2007 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units and Debentures.

The calculation of dilutive earnings per unit does not include anti-dilutive rights. These rights would not be exercised during the period because their exercise price is higher than the average market price for the period. The inclusion of these rights would cause the diluted earnings per unit to be overstated. The number of excluded rights for the three and six months ended June 30, 2008 were 1,848,000 and 1,938,000 respectively (731,000 for the three and six months ended June 30, 2007).

The dilutive earnings per unit calculation does not include the impact of anti-dilutive Debentures. The number of trust units issuable on conversion of the Debentures excluded for the three and six months ended June 30, 2008 was 5.0 million (nil for the three and six months ended June 30, 2007).

(000s)	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	2008	2007
Weighted average number of units	41,822	40,361	41,683	39,790
Net additional units if rights exercised	128	201	10	190
Net additional units if debentures converted	-	-	-	-
Diluted weighted average number of units	41,950	40,562	41,693	39,980

NOTE 8. UNITHOLDER DISTRIBUTIONS DECLARED AND PAID

The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash distributions for any period is at the sole discretion of the Board of Trustees of the Fund and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders of trust units of record on the last business day of each month, and paid on the 15th day of the month following (or if such day is not a business day, the next following business day).

	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	**2008**	2007
Unitholder distributions declared	**23,249**	22,413	**46,326**	44,662
per unit - $	**0.555**	0.555	**1.110**	1.110
Unitholder distributions – paid in cash	**20,614**	18,983	**39,750**	37,707
Unitholder distributions – value paid in units	**2,572**	3,388	**6,468**	6,300
paid in cash – per unit $	**0.493**	0.470	**0.954**	0.948
issued units – per unit $	**0.061**	0.084	**0.155**	0.158

NOTE 9. RECONCILIATION OF ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the anticipated costs to abandon and reclaim facilities and wells, and the projected timing of these expenditures. The reconciliation of estimated and actual expenditures for the period is provided below:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	**2008**	2007
Asset retirement obligations, beginning of period	**20,835**	18,694	**20,985**	18,484
Additional retirement obligations added through acquisitions	**-**	56	**-**	56
Additional retirement obligations added through development activities	**-**	664	**-**	664
Additional retirement obligations added through a change of estimate	**-**	1,182	**-**	1,182
Expenditures incurred to fulfill obligations	**(954)**	(299)	**(1,566)**	(497)
Accretion	**462**	418	**924**	826
Asset retirement obligations, end of period	**20,343**	20,715	**20,343**	20,715

NOTE 10. DISPOSAL OF CAPITAL ASSETS

During the six months ended June 30, 2008, Newalta disposed of certain transport vehicles, land and buildings with a net book value of $5.5 million for proceeds of $6.6 million. The resulting net gain of $1.1 million is included in amortization and accretion in the consolidated statement of operations, comprehensive income and retained earnings.

NOTE 11. ASSET IMPAIRMENT

Management performs impairment testing on its property, plant and equipment at least annually and whenever events or changes in circumstances indicate that the carrying value of an asset, or group of assets, may not be recoverable. During the first three months of 2008, management identified a group of transport vehicles for which carrying value exceeded fair value. Fair value for these assets was determined based on management's review of equipment utilization and prices for similar assets. The total impairment of $1.0 million ($0.8 million in the Western segment and $0.2 million in the Eastern segment) is included with amortization and accretion in the consolidated statements of operations, comprehensive income and retained earnings.

NOTE 12. TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee of the Fund, is counsel to Bennett Jones LLP. The total cost of these legal services during the three and six month period ended June 30, 2008 was $0.1 million and $0.2 million, respectively ($0.1 million and $0.3 million for the same periods in 2007).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity during the three and six months ended June 30, 2008 were $0.2 million and $0.6 million respectively ($0.2 million and $1.0 million for the same periods in 2007).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

NOTE 13. COMMITMENTS

Letters of Credit and Surety Bonds

At June 30, 2008, Newalta had issued Letters of Credit and Bonds with respect to compliance with environmental licenses and contracts with third parties in the amounts of $49.7 million and $12.9 million respectively.

NOTE 14. FINANCIAL INSTRUMENTS

Fair Values

Newalta's financial instruments include accounts receivable, note receivable, accounts payable and accrued liabilities, distributions payable, senior long-term debt and convertible debentures. The fair values of the Fund's financial instruments that are included in the consolidated balance sheet, with the exception of the convertible debentures, approximate their recorded amount due to the short term nature of those instruments for accounts receivable, accounts payable and accrued liabilities and for senior long-term debt and the note receivable due to the floating nature of the interest rate. The carrying values of Newalta's financial instruments at June 30, 2008 are as follows:

	Held for trading	Loans and Receivables	Available for sale	Other Liabilities	Total Carrying Value
Accounts receivable	-	142,643	-	-	142,643
Note receivable	-	1,343	-	-	1,343
Accounts payable and accrued liabilities	-	-	-	79,412	79,412
Distributions payable	-	-	-	7,770	7,770
Senior long-term debt[1]	-	-	-	255,826	255,826

1 *Net of related costs.*

The fair value of the convertible debentures is based on the closing trading price on the TSX as follows:

	June 30, 2008	
	Carrying value[1]	Quoted fair value
7% Convertible debentures due November 30, 2012	110,680	115,000

1 *Includes both the debt and equity portions.*

Financial Instrument Risk Management

Credit risk

The Fund is subject to risk from its trade accounts receivables balances. The customer base is large and diverse and no single customer balance exceeds 9% of total accounts receivable. The Fund views the credit risks on these amounts as normal for the industry. Credit risk is minimized by the Fund's broad customer base and diverse product lines and is mitigated by the ongoing assessment of the credit worthiness of its customers as well as monitoring the amount and age of balances outstanding.

Based on the nature of its operations, established collection history, and industry norms, receivables are not considered past due until 90 days after invoice date although standard payment terms require payment within 30 to 120 days. Depending on the nature of the service and/or product, customers may be provided with extended payment terms while Newalta gathers certain processing or disposal data. Included in the Fund's trade receivable balance, are receivables totalling $13.9 million

which are considered to be outstanding beyond normal repayment terms at June 30, 2008. A provision of $1.8 million has been established as an allowance against doubtful accounts. No provision has been made for the remaining balance as there has not been a significant change in credit quality and the amounts are still considered collectable. The Fund does not hold any collateral over these balances.

Aging	Trade Receivables aged by invoice date		Allowance for doubtful accounts		Net Receivables	
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
Current	66,187	63,680	-	-	66,187	63,680
31-60 days	22,510	29,860	5	-	22,505	29,860
61-90 days	7,946	10,338	50	16	7,896	10,322
91 days +	13,898	22,511	1,721	2,247	12,177	20,264
Total	110,541	126,389	1,776	2,263	108,765	124,126

To determine the recoverability of a trade receivable, management analyzes accounts receivable, first identifying customer groups that represent minimal risk (large oil and gas and other low risk large companies, governments and municipalities). Impairment of the remaining accounts is determined by identifying specific accounts that are at risk, and then by applying a formula based on aging to the remaining amounts receivable. All amounts identified as impaired are provided for in an allowance for doubtful accounts. The changes in this account for 2008 are as follows:

Allowance for doubtful accounts	
Balance, December 31, 2007	2,263
Additional amounts provided for	686
Amounts written off as uncollectible	(1,215)
Amounts recovered during the period	42
Balance, June 30, 2008	1,776

Liquidity risk

Ultimate responsibility for liquidity risk management rests with the Board of Trustees of the Fund, which has built an appropriate liquidity risk management framework for the management of the Fund's short, medium and long-term funding and liquidity management requirements. Management mitigates liquidity risk by maintaining adequate reserves, banking facilities and other borrowing facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Newalta is exposed to interest rate risk to the extent that its credit facility has a variable interest rate. Management does not enter into any derivative contracts to manage the exposure to variable interest rates. The convertible debentures have a fixed interest rate until November 30, 2012, at which point, any remaining convertible debentures will need to be repaid or refinanced. The table below provides an interest rate sensitivity analysis for the three and six months ended June 30, 2008:

	Three Months Ended June 30,	Six Months Ended June 30,
		Net earnings
If interest rates increased by 1% with all other variables held constant	(428)	(895)

Market risk

Market risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market prices. Components of market risk to which we are exposed are discussed below:

Foreign exchange risk

Foreign exchange risk refers to the risk that the value of a financial commitment, recognised asset or liability will fluctuate due to changes in foreign currency exchange rates. The risk arises primarily from firm commitments for receipts and payments settled in U.S. dollars. Management does not enter into any financial instruments to manage the risk for the foreign currency exposure. The table below provides a foreign currency sensitivity analysis on accounts receivable and accounts payable outstanding as at June 30, 2008:

	Net earnings
If the value of the U.S. dollar increased by $0.01 with all other variables held constant	(170)

NOTE 15. SEGMENTED INFORMATION

The Fund has two reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Corporation's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Western segment recovers and resells crude oil from oilfield waste, rents drill cuttings management and solids control equipment, provides abandonment and remediation services, collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resalable products. The Eastern segment provides industrial waste collection, pre-treating, transfer, processing and disposal services and operates a fleet of specialized vehicles and equipment for waste transport and onsite processing, a lead recycling facility and an emergency response service in central and eastern Canada. The accounting policies of the segments are the same as those of the Fund.

For the Three Months Ended June 30, 2008

	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	83,528	59,372	-	39	142,939
Inter segment revenue[1]	240	-	(240)	-	-
Operating expense	56,044	44,452	(240)	-	100,256
Amortization and accretion expense	5,699	3,758	-	2,214	11,671
Net margin	22,025	11,162	-	(2,175)	31,012
Selling, general and administrative	-	-	-	16,071	16,071
Finance charges	-	-	-	5,648	5,648
Operating income	22,025	11,162	-	(23,894)	9,293
Capital expenditures and acquisitions[2]	9,834	10,068	-	3,560	23,462
Goodwill	62,280	41,317	-	-	103,597
Total assets	552,672	424,167	-	54,462	1,031,301

For the Three Months Ended June 30, 2007

	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	75,201	36,304	-	89	111,594
Inter segment revenue[1]	433	-	(433)	-	-
Operating expense	55,593	27,828	(433)	-	82,988
Amortization and accretion expense	4,292	4,016	-	872	9,180
Net margin	15,749	4,460	-	(783)	19,426
Selling, general and administrative	-	-	-	13,006	13,006
Finance charges	-	-	-	2,632	2,632
Operating income	15,749	4,460	-	(16,421)	3,788
Capital expenditures and acquisitions[2]	16,911	27,496	-	5,970	50,377
Goodwill	57,661	41,317	-	-	98,978
Total assets	541,300	278,590	-	49,476	869,366

1 *Inter-segment revenue is recorded at market, less the costs of serving external customers.*

2 *Includes capital asset additions and the purchase price of acquisitions.*

3 *Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.*

			For the Six Months Ended June 30, 2008		
			Inter-		Consolidated
	Western	Eastern	segment	Unallocated[3]	Total
External revenue	177,501	115,534	-	80	293,115
Inter segment revenue[1]	541	-	(541)	-	-
Operating expense	115,180	87,386	(541)	-	202,025
Amortization and accretion expense	11,360	7,568	-	4,115	23,043
Net margin	51,502	20,580	-	(4,035)	68,047
Selling, general and administrative	-	-	-	30,298	30,298
Finance charges	-	-	-	11,914	11,914
Operating income	51,502	20,580	-	(46,247)	25,835
Capital expenditures and acquisitions[2]	17,257	16,334	-	7,844	41,435
Goodwill	62,280	41,317	-	-	103,597
Total assets	552,672	424,167	-	54,462	1,031,301

			For the Six Months Ended June 30, 2007		
			Inter-		Consolidated
	Western	Eastern	segment	Unallocated[3]	Total
External revenue	163,906	64,912	-	613	229,431
Inter segment revenue[1]	433	-	(433)	-	-
Operating expense	112,780	50,155	(433)	-	162,502
Amortization and accretion expense	9,425	7,463	-	2,125	19,013
Net margin	42,134	7,294	-	(1,512)	47,916
Selling, general and administrative	-	-	-	25,525	25,525
Finance charges	-	-	-	4,938	4,938
Operating income	42,134	7,294	-	(31,975)	17,453
Capital expenditures and acquisitions[2]	23,072	32,887	-	9,279	65,238
Goodwill	57,661	41,317	-	-	98,978
Total assets	541,300	278,590	-	49,476	869,366

1 *Inter-segment revenue is recorded at market, less the costs of serving external customers.*

2 *Includes capital asset additions and the purchase price of acquisitions.*

3 *Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.*

Notes

Notes

Corporate Information

BOARD OF TRUSTEES OF NEWALTA INCOME FUND

BOARD OF DIRECTORS OF NEWALTA CORPORATION

Clayton H. Riddell 5
Chairman of the Board and
Chief Executive Officer
Paramount Resources Ltd.
Calgary, Alberta

Alan P. Cadotte
President and Chief Executive Officer
Newalta Corporation
Calgary, Alberta

Ronald L. Sifton
Executive Vice President and
Chief Financial Officer
Newalta Corporation
Calgary, Alberta

Robert M. MacDonald 1, 3
Independent Businessman
Calgary, Alberta

R. Vance Milligan, Q.C. 3, 4
Counsel
Bennett Jones LLP
Calgary, Alberta

Felix Pardo 1, 4
Independent Businessman
Cambridge, Massachusetts

R.H. (Dick) Pinder 1, 2
President
Kingsmere Corporate Finance Ltd.
Calgary, Alberta

Gordon E. Pridham 2, 3
President
Edgewater Capital Inc.
Toronto, Ontario

Barry D. Stewart 2, 4
Independent Businessman
Calgary, Alberta

OFFICERS OF NEWALTA CORPORATION

Alan P. Cadotte
President and Chief Executive Officer

Ronald L. Sifton
Executive Vice President

Michael A. Borys
Senior Vice President, Finance and Chief Financial Officer

Peter A. Dugandzic
Executive Vice President

J. Craig Wilkie
Executive Vice President

Terry P. Donaleshen
Vice President, People,
Environment and Safety

Jim McClimans
Vice President, Finance

Doug Pecharsky
Vice President, Western Division

Harry Wells
Vice President, Eastern Division

Took Whiteley 6
Vice President and
General Counsel

1 *Audit Committee*
2 *Compensation Committee*
3 *Corporate Governance and Nominating Committee*
4 *Environment, Health and Safety Committee*
5 *Chairman of the Board*
6 *Corporate Secretary*

HEAD OFFICE

211 – 11 Avenue SW
Calgary, Alberta T2R 0C6
Tel: (403) 806-7000
Fax: (403) 806-7032
www.newalta.com

Newalta has recently re-designed and expanded its website to include more detailed information on its operations. For current information and news, visit newalta.com.

Investor Relations
Anne M. MacMicken
Director, Investor Relations
Tel: (403) 806-7019
Fax: (403) 806-7031
amacmicken@newalta.com

Stock Exchange
Toronto Stock Exchange
Symbol: NAL.UN
NAL.DB

Auditors
Deloitte & Touche LLP
Calgary, Alberta

Legal Counsel
Bennett Jones LLP
Calgary, Alberta

Bankers
Canadian Imperial Bank of Commerce
Bank of Montreal
Royal Bank of Canada
The Bank of Nova Scotia
The Toronto-Dominion Bank
Alberta Treasury Branches
JP Morgan Chase Bank, N.A., Toronto Branch

Transfer Agent and Registrar
Valiant Trust Company
Calgary, Alberta

NEWALTA

211 – 11th Avenue S.W.
Calgary, AB T2R 0C6
Phone: 403.806.7000
Toll Free: 800.774.8466
Fax: 403.806.7032
www.newalta.com



NEWS RELEASE

FOR IMMEDIATE RELEASE
TSX Trading Symbol: NAL.UN

NEWALTA INCOME FUND ANNOUNCES SECOND QUARTER RESULTS

CALGARY, Alberta, Canada, August 6, 2008 – Newalta Income Fund ("Newalta" or the "Fund") today announced financial results for the three and six months ended June 30, 2008.

"Solid returns on last year's investments combined with high crude oil sales contributed to strong profitable growth in the quarter with revenue up 28% and EBITDA up 71%," said Al Cadotte, Newalta's President and Chief Executive Officer. "Results were tempered by continued weakness in drilling activity in western Canada as well as reduced market demand in Ontario.

"The outlook for the balance of the year is positive. The performance of our existing operations in the west will improve as drilling activity recovers in the quarters ahead. In addition, the investments we are making today will continue to diversify and grow our business in 2009."

Financial results and highlights for the three and six months ended June 30, 2008:

- For the second quarter and first half of 2008, revenue improved 28% to $142.9 million and $293.1 million, respectively, compared to 2007, primarily due to investments in eastern Canada completed in 2007 and strong crude oil sales.
- Net earnings of $11.8 million and EBITDA[1] of $26.6 million increased 75% and 71%, respectively for the second quarter, compared to 2007. Net earnings and EBITDA for the first half of 2008 improved 58% and 49%, respectively to $31.1 million and $60.7 million.
- Funds from operations[1] increased 67% to $20.3 million in the second quarter compared to last year, and 37% to $47.5 million year-to-date.
- Cash distributed[1] as a percentage of funds from operations on a year-to-date basis was reduced to 84% compared with 109% for the same period last year.

- Western Division ("Western") revenue and net margin[1] increased 11% to $83.5 million and 40% to $22.0 million, respectively for the second quarter, compared to the same period in 2007. For the first half of 2008, revenue and net margin increased 8% to $177.5 million and 22% to $51.5 million, respectively, compared to 2007. Strong crude oil prices combined with increases in waste receipts from SAGD customers drove increased crude oil recovered and crude oil sales, offsetting reduced drilling rig activity. Continued successful expansion of our U.S. Drill Site services and growth in SAGD and other onsite projects also contributed to the improved results.
- Eastern Division ("Eastern") second quarter revenue and net margin increased 64% to $59.4 million and 150% to $11.2 million, respectively, primarily due to contributions from acquisitions completed in the second half of 2007. For the first six months of 2008, revenue and net margin increased 78% to $115.5 million and 182% to $20.6 million, respectively. Year-to-date, Eastern's strong performance was primarily the result of contributions from investments completed in 2007, the effect of which was tempered by the slowing economy in Ontario that resulted in substantially lower event-based waste receipts at the landfill. We are confident event-based volumes will improve in the second half of 2008.
- SG&A expenses in the second quarter were 11.2% of revenue at $16.1 million, compared to 11.7% for the same period last year. For the first half of 2008, SG&A expenses decreased to 10.3% of revenue, compared to 11.1% in 2007. Management's objective for SG&A is to maintain these expenses at 10%, or less, of revenue for the year.
- Maintenance capital expenditures[1] in the second quarter were $4.2 million or 17% lower than the second quarter in 2007. Growth capital expenditures in the quarter were $19.3 million compared to $19.4 million in 2007. Capital expenditures are expected to remain on budget for the year at $135.0 million, comprised of $25.0 million for maintenance capital and $110.0 million for growth capital.
- Initiatives to improve productivity by selling idle or redundant assets have resulted in proceeds of $6.6 million year-to-date.
- Newalta's balance sheet remains strong with a funded debt to EBITDA ratio of 2.35:1 and working capital of $98.2 million. As at June 30, 2008, Newalta's unused capacity on its credit facility was approximately $119.0 million.
- On a trailing twelve-month basis at June 30, 2008, our corporate three-year average return on capital[1] was 17.3% compared to 20% for the three-year average ended June 30, 2007. The decrease is primarily attributable to the decline in the drilling activity combined with the impact of acquisitions and growth capital investments made last year which have not had a full year's contribution to EBITDA.
- The specified investment flow-through ("SIFT") legislation, announced on October 31, 2006, was enacted in 2007. These rules will impose a tax at the trust level on distributions of certain income from a SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. Such distributions will be treated as dividends to holders of trust units of a SIFT. The new distribution tax will apply to Newalta commencing in 2011 assuming Newalta does not exceed "normal growth" prior to that date and distributions subject to the new distribution tax will be characterized as dividends received from a taxable Canadian corporation for holders of trust units of a SIFT. There was no immediate impact on the Fund's consolidated financial statements.

FINANCIAL RESULTS AND HIGHLIGHTS

($000s except per unit data) (unaudited)	Q2 2008	Q2 2007	% Increase (Decrease)	YTD 2008	YTD 2007	% Increase (Decrease)
Revenue	142,939	111,594	28	293,115	229,431	28
Net earnings	11,776	6,716	75	31,080	19,682	58
per unit ($), basic	0.28	0.17	65	0.75	0.50	50
per unit ($), diluted	0.28	0.16	75	0.75	0.49	52
EBITDA[(1)]	26,573	15,511	71	60,712	40,791	49
Trailing 12 month EBITDA	n/a	n/a		116,148	104,328	11
Funds from operations[(1)]	20,332	12,184	67	47,500	34,685	37
per unit ($)	0.49	0.30	63	1.14	0.87	31
Maintenance capital expenditures[(1)]	4,161	5,019	(17)	5,410	5,750	(6)
Distributions declared	23,249	22,413	4	46,326	44,662	4
per unit – ($)	0.56	0.56	-	1.11	1.11	-
Cash distributed[1]	20,614	18,983	9	39,750	37,707	5
Growth and acquisition capital expenditures	19,301	45,355	(57)	36,025	59,485	(39)
Weighted average units outstanding (000s)	41,822	40,361	4	41,683	39,790	5
Total units outstanding (000s)	42,002	40,485	4	42,002	40,485	4
Trust Unit trading price – high	21.10	27.50	(23)	21.10	28.25	(25)
Trust Unit trading price – low	17.00	23.39	(27)	14.21	23.39	(39)
Average daily trust unit trading volume	119,903	178,429	(33)	130,289	154,141	(15)

(1) These financial measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("Canadian GAAP"). Non-GAAP financial measures are identified and defined in the attached Management's Discussion and Analysis.

Management's Discussion and Analysis and Newalta's unaudited consolidated financial statements and notes thereto are attached.

Management will hold a conference call on Thursday, August 7, 2008 at 11:00 a.m. (EST) to discuss the Fund's performance for the second quarter of 2008. To participate in the teleconference, please call 416-695-6370 *or* 1-866-303-7746. *To access the simultaneous webcast, please visit* www.newalta.com. *For those unable to listen to the live call, a taped broadcast will be available at* www.newalta.com *and, until midnight on Thursday, August 14, 2008, by dialling* 416-695-5800 *or* 1-800-408-3053 *and using the pass code* 3268024 *followed by the pound sign.*

Newalta Income Fund is Canada's largest industrial waste management and environmental services provider and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, lead, manufacturing, mining, oil and gas, petrochemical, pulp and paper, refining, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

For further information, please contact:

Ron Sifton
Executive Vice-President
Phone: (403) 806-7020

Anne M. MacMicken
Executive Director, Investor Relations
Phone: (403) 806-7019

Management's Discussion and Analysis

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2008 AND 2007

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund and its other subsidiaries, "Newalta"), or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, general market conditions, commodity prices, interest rates, exchange rates, seasonality of operations, growth, acquisition strategy, integration of businesses into Newalta's operations, potential liabilities from acquisitions, dependence on senior management, regulation, landfill operations, competition, risk of pending and future legal proceedings, employees, labour unions, fuel costs, access to industry and technology, possible volatility of trust unit price, insurance, future capital needs, debt service, sales of additional trust units, dependence on the Corporation, the nature of the trust units, unlimited liability of unitholders, nature of the debentures issued by the Fund, Canadian federal income tax, redemption of trust units, loss of mutual fund trust status, the effect of Canadian federal government proposals regarding non-resident ownership, and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Furthermore, the forward-looking statements contained in this document are made as of the date of this document and the forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta does not intend, or assume any obligation, to update these forward-looking statements.

This Management's Discussion and Analysis and the unaudited consolidated financial statements and notes thereto contain references to certain financial measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("Canadian GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to assist in analyzing liquidity. Cash distributed is calculated as follows:

($000s)	Q2 2008	Q2 2007	YTD 2008	YTD 2007
Distributions	**23,249**	22,413	**46,326**	44,662
Add:				
Opening distributions payable	**7,707**	7,448	**7,662**	6,835
Less:				
Ending distributions payable	**(7,770)**	(7,490)	**(7,770)**	(7,490)
Distributions reinvested through DRIP	**(2,572)**	(3,388)	**(6,468)**	(6,300)
Cash distributed	**20,614**	18,983	**39,750**	37,707

"Combined divisional net margin" is used by management to analyze combined divisional operating performance. Combined divisional net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Combined divisional net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and amortization and accretion expenses for both Western and Eastern. For further clarity combined divisional net margin excludes inter-segment eliminations and unallocated revenue and expenses.

"EBITDA" is a measure of the Newalta's operating profitability. EBITDA provides an indication of the results generated by the Fund's principal business activities prior to how these activities are financed, assets are amortized or how the results are taxed in various jurisdictions. EBITDA is derived from the consolidated statements of operations, accumulated other comprehensive income and retained earnings and is calculated as follows:

($000s)	Q2 2008	Q2 2007	YTD 2008	YTD 2007
Net earnings	**11,776**	6,716	**31,080**	19,682
Add back (deduct):				
Current income taxes	**339**	461	**575**	663
Future income taxes	**(2,822)**	(3,389)	**(5,820)**	(2,892)
Interest expense	**5,648**	2,632	**11,914**	4,938
Interest revenue	**(39)**	(89)	**(80)**	(613)
Amortization and accretion	**11,671**	9,180	**23,043**	19,013
EBITDA	**26,573**	15,511	**60,712**	40,791

"Equipment in use" and "Rigs in use" are calculated by taking the product of the total amount of equipment or rigs available and the utilization rate for the period. Drilling and service rig information is derived from the Canadian Association of Oilwell Drilling Contractors posted information on its website and reflects activity in western Canada only. Equipment in use refers to Newalta's Drill Site equipment and management uses this measure to assess the allocation and use of its equipment. Rigs in use is an indicator of drilling activity which drives the demand for Drill Site equipment and serves as an independent source to compare the trend of Newalta's equipment usage against the industry in western Canada.

"Funds from operations" is used to assist management and investors in analyzing cash flow and leverage. Funds from operations as presented is not intended to represent operating funds from continuing operations or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Funds from operations is derived from the consolidated statements of cash flows and is calculated as follows:

($000s)	Q2 2008	Q2 2007	YTD 2008	YTD 2007
Cash from operating activities	23,421	17,324	32,166	12,054
Add back (deduct):				
Changes in working capital	(4,043)	(5,439)	13,768	22,134
Asset retirement expenditures incurred	954	299	1,566	497
Funds from operations	20,332	12,184	47,500	34,685

"Maintenance capital expenditures" are expenditures required to maintain current operating levels and are reported separately from growth activity by management because these types of expenditures are not discretionary. Maintenance capital expenditures are capital expenditures to replace and maintain depreciable assets at current service levels.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and amortization and accretion expenses.

"Operating income" is used by management to analyze corporate operating performance before taxes. Operating income is not intended to represent net earnings nor should it be viewed as an alternative to other measures of financial performance calculated in accordance with Canadian GAAP. The closest Canadian GAAP measure to operating income is net earnings. Operating income is calculated from the statement of operations and comprehensive income and is defined as revenue less operating, SG&A, finance and amortization and accretion expenses.

"Return on capital" is used by management to analyze the operating performance of investments in capital assets, intangibles and goodwill. Return on capital is calculated by dividing EBITDA, excluding reorganization costs, by the average net book value of capital assets, intangibles and goodwill.

References to cash distributed, combined divisional net margin, EBITDA, equipment in use, rigs in use, funds from operations, maintenance capital expenditures, net margin, operating income and return on capital throughout this document have the meanings set out above.

The Fund historically used cash available for growth and distributions, a non-GAAP measure and often also referred to by other issuers and regulators as distributable cash, to calculate the amount of funds which is available for distribution to unitholders. Cash available for growth and distributions was used by management to supplement funds from operations as a measure of cash flow and leverage and was defined as funds from operations less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs incurred plus net proceeds on sales of fixed assets. In July 2007, the Canadian Securities Administrators provided guidance to standardize the calculation of distributable cash which would require the inclusion of any decrease (increase) in non-cash working capital and a different definition of maintenance capital than that used by Newalta. Management is of the view that calculating cash available for growth and distributions consistent with the guidance provided by the CSA would not provide an accurate reflection of available cash due to the variability in short term cash management. Accordingly, the Fund has determined to cease calculating and reporting on cash available for growth and distributions in its disclosure documents.

The following discussion and analysis should be read in conjunction with (i) the consolidated financial statements of the Fund and the notes thereto for the three and six months ended June 30, 2008, (ii) the consolidated financial statements of the Fund and notes thereto and Management's Discussion and Analysis of the Fund for the year ended December 31, 2007, (iii) the most recently filed Annual Information Form of the Fund, and (iv) the consolidated interim financial statements of the Fund and the notes thereto and Management's Discussion and Analysis for the three and six months ended June 30, 2007. Information for the three and six months ended June 30, 2008, along with comparative information for 2007, is provided.

This Management's Discussion and Analysis ("MD&A") is dated August 5, 2008 and takes into consideration information available up to that date.

OVERALL PERFORMANCE

Investments to grow and diversify our business continued to drive profitable growth in the second quarter despite weak drilling activity in western Canada and a soft economy in Ontario. Investments, including the development of steam assisted gravity drainage ("SAGD") onsite services and the lead recycling facility in Québec, accounted for the majority of the increase in revenue and EBITDA. Second quarter revenue, net earnings and EBITDA improved by 28%, 75% and 71%, respectively, compared to 2007. On a year-to-date basis, revenue, net earnings and EBITDA improved by 28%, 58% and 49%, respectively, compared to 2007.

Despite weak drilling activity in western Canada, the Western Division's ("Western's") revenue and net margin increased primarily due to: higher crude oil sales; increased waste receipts from SAGD customers; and the redeployment of drill site rental equipment to the U.S.

Improved results in the Eastern Division ("Eastern") for the first half of 2008 were driven by contributions from our 2007 investments. The gains from these investments were tempered by a weak economy in Ontario. The construction industry in Ontario has been particularly slow in the first half of 2008 resulting in substantially lower event-based waste receipts at the Stoney Creek landfill. We are confident even-based volumes will improve in the second half of 2008.

Corporately, the second quarter's SG&A expense improved as a percentage of revenue from 11.7% in 2007 to 11.2% in 2008. On a year-to-date basis, SG&A expense improved to 10.3% in 2008, from 11.1% in 2007. We also continued a program to identify and sell redundant or idle assets generating proceeds of $6.6 million to date and maintained a strong balance sheet with a Funded Debt to EBITDA ratio of 2.35:1. Overall, the improved performance on a year-to-date basis improved the ratio of cash distributed as a percentage of funds from operations to 84% compared to 109% in the same period in 2007 (94% for the year ended December 31, 2007), consistent with our decision to maintain the current level of distributions.

With expected strong natural gas pricing, we are optimistic that a recovery in natural gas drilling will occur in the second half of 2008. We anticipate this improved drilling activity will positively affect results late in 2008. The changing outlook for drilling activity in western Canada is due to a cold winter primarily in eastern North America, which left North American storage levels at or slightly below the five-year average heading into the natural gas injection season. In addition, the Petroleum Services Association of Canada ("PSAC") revised its forecast in April 2008 for total wells to be drilled in 2008 upward by approximately 14%.

RESULTS OF OPERATIONS

Western

Strong crude oil pricing, the continued development of SAGD onsite services, and increasing demand for drill site equipment in the U.S. all contributed to improved results year-over-year for both the second quarter and the first half of 2008. Western's second quarter revenue and net margin increased 11% and 40%, respectively over the second quarter of 2007. On a year-to-date basis, Western's revenue improved 8% and net margin increased 22% over 2007. The net margin growth was primarily attributable to higher crude oil sales and growth initiatives.

The following table compares Western's second quarter and year-to-date results for 2008 to the second quarter and year-to-date results for 2007:

($000s)	Q2 2008	Q2 2007	% Change	YTD 2008	YTD 2007	% Change
Revenue – external	83,528	75,201	11	177,501	163,906	8
Revenue – internal	240	433	(45)	541	433	(25)
Operating costs	56,044	55,593	1	115,180	112,780	2
Amortization and accretion	5,699	4,292	33	11,360	9,425	21
Net margin	22,025	15,749	40	51,502	42,134	22
Net margin as % of revenue	26	21	24	29	26	12
Maintenance capital	1,665	3,171	(47)	2,725	3,661	(26)
Growth capital	8,169	7,829	4	14,532	13,499	8

Consistent with our diversification strategy over the last two years, Western's relative contribution to consolidated revenue and combined divisional net margin decreased. Second quarter contributions to consolidated revenue and combined divisional net margin decreased to 58% and 66%, respectively (67% and 78%, respectively in 2007). On a year-to-date basis, Western's relative contributions to consolidated revenue and combined divisional net margin decreased to 61% and 71%, respectively in 2008 (71% and 85%, respectively in 2007). This is in line with our expectation that Western would represent approximately 70% of combined divisional net margin in 2008.

The Oilfield business unit accounted for approximately 59% of Western's year-to-date revenue with the Drill Site and Industrial business units each contributing approximately 13% and 28%, respectively.

The Oilfield business unit's performance improved significantly over the second quarter and first half of 2007, with revenue increasing 41% and 29%, respectively. The improvement was due to increased waste volumes, crude oil sales, and growth in onsite services. The increase in waste volumes processed at our fixed facility network was driven primarily by higher heavy oil waste receipts from SAGD activity and higher crude oil content in the waste received.

The table below reflects the increases in crude oil recovered for Newalta's account and waste processed at fixed facilities as well as our average price received for crude oil sales.

	Q2 2008	Q2 2007	% Change	YTD 2008	YTD 2007	% Change
Waste processing volumes ('000 m3)	429.2	383.2	12	959.8	922.7	4
Recovered crude oil ('000 bbl)[1]	101.3	81.0	25	213.1	141.3	51
Average crude oil price received (CDN$/bbl)	105.06	52.74	99	91.39	56.22	63

(1) Represents the total crude oil recovered and sold for Newalta's account.

Drill Site business unit revenue is generated from two main groupings of services: (i) equipment rentals and (ii) environmental services comprised of: drilling waste, site reclamation, and well abandonment services. In 2008, we continued to grow our equipment rental business in the U.S. which offset weakness in the Canadian equipment rental market. Environmental services revenue was down in the second quarter of 2008 and for the first half of the year compared to 2007 mainly due to decreased demand for our services.

Drill Site equipment rentals comprise two main groups of equipment: solids control and drill cuttings. Solids control equipment consists of centrifuges and ancillary equipment that can be used on any drilling location to remove unwanted solids from any type of drilling fluid and operate closed loop systems where the drilling muds and water can be reused. Drill cuttings equipment is more specialized to wells drilled using oil-based drilling muds. This equipment is used to recover oil-based fluids for reuse in the active mud system and to manage the drill cuttings to minimize transportation and disposal of solid waste.

The table below reflects the changes in Drill Site's Canadian rental equipment-in-use compared to the drilling activity in western Canada as reported by the Canadian Association of Oilwell Drilling Contractors (CAODC) for the second quarter and first half of 2008 compared to the same periods in 2007:

Canada	Q2 2008	Q2 2007	% Change	YTD 2008	YTD 2007	% Change
CAODC average active drilling rigs in use						
Drilling rigs – western Canada	170	151	13	334	339	(1)
Average Drill Site equipment-in-use						
Solids control equipment - Canada	1	4	(75)	6	7	(14)
Drill cuttings equipment - Canada	6	12	(50)	15	16	(17)
Average Drill Site rental equipment-in-use	7	16	(56)	21	23	(9)
Average Drill Site rental equipment available	92	118	(22)	99	119	(17)

Despite weak utilization in the first half for Canadian drill site equipment, we expect the second half of 2008 to improve along with drilling activity if natural gas prices are sustained at or above current levels.

The table below reflects the changes in Drill Site's U.S. rental equipment-in-use for the second quarter and first half of 2008 compared to the same periods in 2007:

U.S.	Q2 2008	Q2 2007	% Change	YTD 2008	YTD 2007	% Change
Average Drill Site equipment-in-use						
Solids control equipment - U.S.	27	14	93	29	9	222
Drill cuttings equipment - U.S	2	-	n/a	2	-	n/a
Average Drill Site rental equipment-in-use	29	14	107	31	9	244
Average Drill Site rental equipment available	50	19	163	43	14	207

Activity levels and performance in the Industrial business unit remained relatively flat for the three and six months ended June 30, 2008. In the second quarter of 2008, Industrial's used oil volumes collected were down 7% to 13.6 million litres, from 14.7 million litres in 2007. On a year-to-date basis, used oil volumes collected were 8% lower at 27.2 million litres, from 29.5 million litres in 2007. Finished products sold in the second quarter and first of half of 2008 totalled 14.7 million litres and 27.5 million litres, respectively, at an average price of $0.60 per litre for both periods. In 2007, finished products sold totalled 15.9 million litres and 29.0 million litres, respectively, at an average price of $0.59 per litre for the second quarter of 2007 and $0.60 per litre for the first half.

Maintenance capital expenditures decreased in both the second quarter and year-to-date 2008 by $1.5 million and $0.9 million, respectively. Our growth capital expenditures were essentially flat year-over-year, in line with our plan. We continued to focus on growing our Drill Site and SAGD onsite services as well as productivity improvements to existing Oilfield facilities.

Eastern

Our 2007 investments enhanced Eastern's overall profitability. However, challenging economic conditions in Ontario restricted our growth in 2008. Acquisitions in the Québec/Atlantic Canada business unit contributed to revenue and net margin growth while fixed facilities' performance was flat and the Stoney Creek landfill's event-based waste receipts were significantly lower for the three and six month periods ended June 30, 2008.

Consistent with our diversification strategy over the last two years, Eastern's relative contributions to consolidated revenue and combined divisional net margin increased year-over-year. Second quarter contributions to consolidated revenue and combined divisional net margin increased to 42% and 34% respectively in 2008, from 33% and 22%, respectively in 2007. On a year-to-date basis, Eastern's relative contributions to consolidated revenue and combined divisional net margin increased to 39% and 29%, respectively in 2008, from 29% and 15% in 2007. This is in line with our expectation that Eastern would represent approximately 30% of combined divisional net margin in 2008.

The following table compares Eastern's second quarter and year-to-date results for 2008 to the second quarter and year-to-date results for 2007:

($000s)	Q2 2008	Q2 2007	% Change	YTD 2008	YTD 2007	% Change
Revenue – external	59,372	36,304	64	115,534	64,912	78
Revenue – internal	-	-	-	-	-	-
Operating costs	44,452	27,828	60	87,386	50,155	74
Amortization and accretion	3,758	4,016	6	7,568	7,463	1
Net margin	11,162	4,460	150	20,580	7,294	182
Net margin as % of revenue	19	12	58	18	11	64
Maintenance capital	2,464	1,586	55	2,625	1,785	47
Growth capital	7,604	5,821	31	13,709	11,014	24

The Québec/Atlantic Canada business unit produced excellent results for the second quarter due to the contributions from our 2007 acquisitions and flat performance from fixed facilities. Compared to the first quarter of 2008 our volume of lead delivered in the second quarter increased 13% to 12.1 thousand metric tonnes ("MT"), as noted in the table below. However, revenue in the second quarter of 2008 decreased slightly compared to the first quarter of 2008 due to a decrease in the average price received for our direct sales volumes of recycled lead, consistent with the decrease in the average London Metals Exchange ("LME") price. The kiln operated at 96% of capacity for the first half of 2008 and operated at full capacity for 91 days in the second quarter of 2008 compared to 83 days in the first quarter of 2008, for a total of 174 days for the first half of 2008. Scheduled maintenance on the kiln was completed in July 2008 and will decrease the number of operating days in the third quarter of 2008. However, we anticipate that the volume of lead delivered to customers will not be affected as inventories built up prior to the planned maintenance should offset any kiln downtime. Performance from other facilities in Québec/Atlantic Canada performed in line with management's expectations.

	Q2 2008	Q1 2008	% Change	YTD 2008
Volume of lead delivered ('000 MT)	12.1	10.7	13	22.8
% of lead delivered				
Direct Sales	58	67	-	62
Tolling	42	33	-	38
Average price received - direct sales (CDN$/MT)[1]	2,717	2,991	(9)	2,863
Average LME price (U.S.$/MT)[2]	2,653	2,760	(4)	2,706

(1) Average price received includes all directs sales of finished products, including finished products that are alloyed to customer specifications

(2) Average LME price is based on a one month lag consistent with our pricing structure.

The Ontario business unit's performance in the second quarter continued to be affected by continued weakness in the Ontario economy. Performance from the fixed facilities was generally flat for both the second quarter and first half of 2008 as price increases offset lower waste volumes received. Overall waste receipts at the Stoney Creek landfill were down by 32% and 33%, respectively. The most significant impact at the landfill was a decrease in event-based volumes from the construction industry. Event-based volumes, which have historically averaged approximately 40-45% of the total waste volumes, were 17% in the second quarter of 2008 and 34% for the six months ended June 30, 2008. We are confident event-based volumes will improve in the second half of 2008.

Maintenance capital expenditures for the second quarter and year-to-date each increased by $0.8 million to $2.5 million and $2.6 million respectively. Growth capital of $7.6 million increased by $1.8 million compared to the second quarter of 2007. Growth capital of $13.7 million increased by $2.7 million compared to the first half of 2007 which was mainly invested in productivity improvements at facilities in Ontario and Québec and restarting the second kiln at the lead recycling facility.

OUTLOOK

The outlook for the remainder of the year is positive. Higher natural gas prices are anticipated to drive increased drilling in the second half of the year while crude oil prices are expected to remain high. The revised 2008 PSAC forecast of the number of wells to be drilled in 2008 was increased by approximately 14% at mid-year. We will continue to exploit opportunities to expand drill site services in the U.S., centrifugation services for SAGD customers and national onsite services to grow our business. In addition, we are confident event-based volumes at the Stoney Creek landfill will improve in the second half. We will maintain our focus on improving the productivity of our existing operations.

As disclosed in our MD&A for the year ended December 31, 2007, the Board of Trustees intends to maintain monthly distributions at $0.185 per trust unit during 2008. We have the financial capacity to fund our growth opportunities while remaining a mutual fund trust through 2008.

CORPORATE AND OTHER

($000s)	Q2 2008	Q2 2007	% Change	YTD 2008	YTD 2007	% Change

Selling, general and administrative expenses	**16,071**	13,006	24	**30,298**	25,525	19
as a % of revenue	**11.2**	11.7	-	**10.3**	11.1	-
Amortization and accretion	**11,671**	9,180	27	**23,043**	19,013	21
as a % of revenue	**8.2**	8.2	-	**7.9**	8.3	-

The increase in selling, general and administrative ("SG&A") expense was attributable to increased staff to support the growth of the business compared to the second quarter of 2007. SG&A includes a net $0.1 million foreign exchange loss and a net $0.5 million foreign exchange gain for the three and six month periods ended June 30, 2008, respectively. Foreign exchange gains and losses will vary from period to period depending on the movement of the Canadian dollar versus the U.S. dollar and the amount of U.S. denominated receivables and payables outstanding.

The increase in amortization was attributable to recent acquisitions and growth capital expenditures. As a percentage of revenue, amortization and accretion was flat during the second quarter and decreased modestly year-over-year. Over the past two years, we have acquired a total of 14 businesses, and with these businesses we acquired some redundant or idle assets. We are focusing on consolidating operations and identifying and disposing of redundant and idle assets. In the second quarter, redundant assets were sold for total proceeds of $2.1 million and a net gain of approximately $0.2 million. Year-to-date, redundant assets were sold for total proceeds of $6.6 million with a net gain of $1.1 million. This gain was offset by an impairment write-down of some idle assets of $1.0 million. Both the net gain and the impairment write-down are reflected in amortization and accretion.

($000s)	**Q2 2008**	Q2 2007	% Change	**YTD 2008**	YTD 2007	% Change
Bank fees and interest	**3,376**	2,632	28	**7,323**	4,938	48
Convertible debentures interest and accretion of issue costs	**2,272**	-	n/a	**4,591**	-	n/a
Finance charges	**5,648**	2,632	115	**11,914**	4,938	141

The increase in interest expense for the three and six months ended June 30, 2008 compared to the same periods in 2007 was due to an increase in the average senior long-term debt level. In addition, we issued $115.0 million in convertible debentures ("Debentures") in November 2007. At June 30, 2008, senior long-term debt was $255.8 million compared with $206.9 million at December 31, 2007. From January 1, 2008, senior long-term debt increased by $48.9 million which was attributable to an increase in working capital and the funding of growth capital expenditures.

($000s)	**Q2 2008**	Q2 2007	% Change	**YTD 2008**	YTD 2007	% Change
Current tax	**339**	461	(26)	**575**	663	(13)
Future income tax	**(2,822)**	(3,389)	(17)	**(5,820)**	(2,892)	101
Provision for (recovery of) income taxes	**(2,483)**	(2,928)	(15)	**(5,245)**	(2,229)	135

Current tax expense for the second quarter and first half 2008 was consistent with the provision for the same periods in 2007. The increase in future income tax recovery for 2008 compared to 2007 is due to an increase in the amount of income sheltered between the Fund and its subsidiaries. Based on projected levels of capital spending and anticipated earnings, Newalta has a Canadian income tax horizon of approximately two years. This tax horizon is dependent on a number of factors including, but not limited to, the amount of tax loss carryforwards and total undepreciated capital cost ("UCC") and eligible cumulative expense ("ECE") pools accumulated. As at December 31, 2007, we had approximately $77.0 million in tax loss carryforwards and approximately $309.3 million in UCC and ECE pools. Please refer to CRITICAL ACCOUNTING ESTIMATES – FUTURE INCOME TAXES in the MD&A for the year ended December 31, 2007 relating to the taxation of specified investment flow-through ("SIFT") entities.

As at August 5, 2008, the Fund had 42,073,532 trust units outstanding, outstanding rights to acquire up to 2,798,375 trust units and a number of trust units that may be issuable pursuant to the Debentures (see the MD&A for the year ended December 31, 2007 LIQUIDITY AND CAPITAL RESOURCES – Sources of Cash – Convertibles).

SUMMARY OF QUARTERLY RESULTS

(unaudited)	2008		2007				2006	
($000s except per unit data)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	142,939	150,176	137,075	133,358	111,594	117,837	122,498	120,297
Operating income	9,293	16,542	7,784	14,524	3,788	13,665	16,209	24,846
Net earnings	11,776	19,304	23,613	17,893	6,716	12,966	15,356	20,136
Continuing operations	11,776	19,304	23,613	17,893	6,716	12,966	15,528	20,136
Discontinued operations	-	-	-	-	-	-	(172)	-
Earnings per unit ($)	0.28	0.47	0.57	0.44	0.17	0.33	0.42	0.55
Continuing operations	0.28	0.47	0.57	0.44	0.17	0.33	0.42	0.55
Discontinued operations	-	-	-	-	-	-	(0.00)	-
Diluted earnings per unit ($)	0.28	0.46	0.54	0.43	0.16	0.33	0.41	0.54
Continuing operations	0.28	0.46	0.54	0.43	0.16	0.33	0.41	0.54
Discontinued operations	-	-	-	-	-	-	(0.00)	-
Weighted average units – basic	41,822	41,543	41,191	40,579	40,361	39,209	36,860	36,734
Weighted average units – diluted	41,950	41,635	43,779	40,725	40,562	39,445	37,282	37,279

Quarterly performance is affected by seasonal variation as described below. In Q4 2006 net earnings declined due to the decrease in the demand for Drill Site services consistent with the 40% drop in overall drilling activity when compared to the same period in 2005.

In 2007, acquisitions completed in eastern Canada in the second half of 2006 helped to partially offset the weak natural gas drilling environment in western Canada. Western endured a weak natural gas drilling environment during Q1 2007 which continued into Q2 2007. This weakness was further compounded by the spring breakup road bans and an extended wet season preventing the transportation of waste from well workovers and therefore reducing processing volumes. This resulted in lower revenue, earnings and operating income. In Q3 2007 operations returned to seasonal levels but operating income remained lower when compared to the same period in 2006, as a result of the continued weakness in the western Canadian natural gas drilling market. Operating income in Q4 2007 was lower than Q3 2007 due to a $2.1 million loss on the disposal of leasehold improvements associated with the early termination of office space leases as well as increased SG&A and interest expense incurred in anticipation of growth. Net earnings in Q4 2007 improved over Q3 2007 attributable to a future income tax recovery due to a reduction in the estimated future income tax rate. In January 2007, the Fund issued 3.0 million trust units for net proceeds of $74.1 million, which accounts for the majority of the increase in trust units outstanding from Q4 2006 to Q1 2007. The proceeds from this issuance were used to repay indebtedness incurred to fund the acquisitions and growth capital completed in the second half of 2006.

In 2008, the increase in revenue, operating income, and net earnings compared to Q1 and Q2 2007 are mainly due to full quarter contributions from acquisitions in each quarter as well as higher crude oil sales and contributions from growth initiatives in Western.

Seasonality of Operations

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and the timing of capital investments as well as acquisitions and the contributions from those investments. Acquisitions and growth capital investments completed in the first half of the year will tend to strengthen second half financial performance. Seasonality has a different effect on Western and Eastern, reflecting the different types of services that each provides. The following seasonality factors describe the typical quarterly fluctuations in operating results in the absence of growth and acquisition capital.

For Western, the frozen ground during the winter months in western Canada provides an optimal environment for drilling activities and consequently, the first quarter is typically strong. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for the Western Division's services and therefore, the second quarter is generally the weakest quarter of the year for Western. The third quarter is typically the strongest quarter for Western due to favourable weather conditions and market cyclicality. The expansion into the U.S. is anticipated to reduce the significance of weather conditions on drilling related activities. The areas in the U.S. in which we operate are not affected by frozen ground requirements for winter drilling nor are they impacted by the spring thaw and therefore drilling can take place at any time of year. For Western, over the past two years, quarterly revenue as a percentage of annual Western revenue was: 25% for the first quarter, 22% for the second quarter, 27% for the third quarter and finally fourth quarter revenue was 26%.

Eastern's services are generally curtailed by colder weather in the first quarter, which is typically its weakest quarter as aqueous wastes and onsite work are restricted by colder temperatures. The third quarter is typically the strongest for Eastern due to the more favourable weather conditions and market cyclicality. The addition of the lead recycling facility to the Eastern division is anticipated to reduce the significance of this variability, as the demand for recycled lead is not generally affected by seasonality. Eastern's quarterly revenue as a percentage of annual Eastern revenue has not visibly reflected the trends discussed above due to the effect of acquisitions. Based on historical information acquired by management for acquisitions completed in eastern Canada in 2006 and 2007, we estimate that quarterly revenue as a percentage of annual revenue for Eastern would have approximately been: 22% in the first quarter, 24% in the second quarter, 27% in the third quarter and, 27% in the fourth quarter.

Quarterly financial results have been prepared by management in accordance with Canadian GAAP as set out in the notes to the annual audited consolidated financial statements of the Fund for the year ended December 31, 2007.

LIQUIDITY AND CAPITAL RESOURCES

The term liquidity refers to the speed with which a company's assets can be converted into cash as well as cash on hand. Liquidity risk for the Fund may arise from its general day-to-day cash requirements, and in the management of its assets, liabilities and capital resources. Liquidity risk is managed against Newalta's financial leverage to meet its obligations and commitments in a balanced manner.

Our debt capital structure is as follows:

($000s)		June 30, 2008	December 31, 2007
Working capital		98,171	74,529
Use of credit facility:			
Senior long-term debt (before related costs)		256,226	207,417
Letters of credit		49,738	40,095
Funded senior debt	A	305,964	247,512
Unused credit facility capacity		119,036	177,488
Debentures	B	115,000	115,000
Total Debt	= A + B	420,964	362,512

The Fund's net working capital was $98.2 million at June 30, 2008 compared with $74.5 million at December 31, 2007. At current activity levels, working capital of $98.2 million is expected to be sufficient to meet the ongoing commitments and operational requirements of the business. The increase in working capital from December 31, 2007 related to higher working capital requirements to support the lead recycling operations, the settlement of related purchase price adjustments and the settlement of capital expenditures accrued for at year end. The credit risks associated with accounts receivable are viewed as normal for the industry. We have not purchased any asset-backed commercial paper investments and have had no direct impact from the collapse of the sub-prime mortgage markets in the United States. A measure we use as an indication of liquidity is the Current Ratio, which is defined as the ratio of total current assets to total current liabilities. The Current Ratio at June 30, 2008 reflected that Newalta had sufficient current assets to cover its current liabilities by 2.13 times (at December 31, 2007 the ratio was 1.65 times). This ratio exceeds Newalta's bank covenant minimum requirement of 1.20:1.

SOURCES OF CASH

The Fund's liquidity needs can be sourced in several ways including: funds from operations, short and long-term borrowings against our credit facility and the issuance of securities from treasury. The components of the capital structure remained the same compared to December 31, 2007.

Credit Facility

On October 12, 2007, we arranged an amended $425.0 million extendible revolving credit facility (the "Credit Facility") which matures on October 11, 2009. The Credit Facility is used to fund growth capital expenditures and for general corporate

purposes as well as to issue letters of credit to third parties up to a maximum amount of $60.0 million. The aggregate dollar amount of letters of credit that have been issued and are outstanding under the Credit Facility are not categorized in the financial statements as long term debt of Newalta; however, the amount of funds that can be drawn on the Credit Facility by Newalta is reduced by the amount of the outstanding letters of credit. Newalta is currently required to issue either letters of credit or a bond with various environmental regulatory authorities to ensure that the eventual asset retirement obligations for facilities are fulfilled. These letters of credit or bonds will not be utilized unless Newalta defaults on its obligation to restore the lands to a condition acceptable by these authorities. At June 30, 2008, letters of credit and bonds issued as financial security to third parties totalled $62.6 million. Of this amount, $49.7 million is committed on the Credit Facility. Bonds, if less than $25.0 million in total, are not required to be offset against the borrowing amount available under the Credit Facility.

At June 30, 2008, Newalta had funded senior debt of $306.0 million, compared to $247.5 million at December 31, 2007, an increase of $58.5 million. The increase was primarily due to growth capital funding requirements and an increase in working capital requirements on a year-to-date basis.

Newalta is restricted from declaring distributions and distributing cash if the Corporation is in breach of the covenants under the Credit Facility. Financial performance relative to the financial ratio covenants under the current Credit Facility is reflected in the table below:

	June 30, 2008	Threshold
Current Ratio[1]	2.13:1	1.20:1 minimum
Funded Debt to EBITDA[2]	2.35:1	3.00:1 maximum[3]
Fixed Charge Coverage Ratio[4]	1.18:1	1.00:1 minimum

(1) Current Ratio means, the ratio of consolidated current assets to consolidated net current liabilities (excluding the current portion of long-term debt and capital leases outstanding, if any).

(2) Funded Debt to EBITDA means the ratio of consolidated Funded Debt to the aggregate EBITDA for the trailing twelve-months. Funded Debt is defined as long-term debt and capital leases including any current portion thereof but excluding future income taxes and future site restoration costs. EBITDA is defined as the trailing twelve-months of EBITDA for the Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.

(3) In the third quarter of 2008, the threshold amount will decrease to 2.75:1.00 and in the first quarter of 2009 this threshold will decrease to 2.50:1.00.

(4) Fixed Charge Coverage Ratio means, based on the trailing 12-month EBITDA less unfinanced capital expenditures and cash taxes to the sum of the aggregate of principal payments (including amounts under capital leases, if any), interest (excluding accretion for the convertible debentures), dividends and cash distributions paid by the Fund for such period, other than cash payments in respect of the DRIP program of the Fund. Unlike the Funded Debt to EBITDA ratio, the Fixed Charge Coverage ratio trailing twelve month EBITDA is not normalized for acquisitions.

Debentures

In November 2007, $115.0 million in Debentures were issued which mature on November 30, 2012 and bear an interest rate of 7.0%, payable semi-annually in arrears on May 31 and November 30 beginning May 31, 2008. Each $1,000 debenture is convertible into 43.4783 trust units (or a conversion price of $23.00 per trust unit (the "Conversion Price") at any time at the

option of the holders of the Debentures. The Debentures are not included in the definition of funded debt for the purposes of calculating related financial covenants pursuant to the Credit Facility.

Upon maturity or redemption of the Debentures, the Fund may pay the outstanding principal of the Debentures in cash or may elect to satisfy its obligations to repay all or a portion of the principal amount of the Debentures which have matured or been redeemed by issuing and delivering that number of trust units obtained by dividing the aggregate amount of principal of the Debentures which have matured or been redeemed by 95% of the weighted average trading price of the trust units on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or the maturity date, as the case may be. The Fund may also elect, subject to regulatory approval, from time to time, to satisfy its obligation to pay all or any part of the interest on the Debentures (the "Interest Obligation"), on the date it is payable under the Debenture Indenture, by delivering a sufficient number of trust units to the debenture trustee to satisfy all or any part, as the case may be, of the Interest Obligation.

There have been no redemptions of the Debentures.

USES OF CASH

Our primary uses of funds are operational and administrative expenses, distributions, maintenance and growth capital spending, and acquisitions.

Capital Expenditures

Total capital expenditures for the current year and comparative periods are summarized as follows:

($000s)	Q2 2008	Q2 2007	YTD 2008	YTD 2007
Growth capital	19,301	19,358	36,025	33,488
Acquisitions	-	25,997	-	25,997
Total growth capital and acquisitions	19,301	45,355	36,025	59,485
Maintenance capital expenditures	4,161	5,019	5,410	5,750
Total capital expenditures[1]	23,462	50,374	41,435	65,235

(1) The numbers in this table differ from the interim consolidated statement of cash flows because the numbers above do not reflect the net change in working capital related to capital expenditures.

Growth capital expenditures in 2008 were funded by funds from operations in excess of distributions, proceeds from the disposition of redundant assets and finally by drawing on our Credit Facility. Growth capital expenditures consisted primarily of productivity improvements at several facilities, progress payments on additional centrifuges to support both the growing demand in the U.S. for drill site services and onsite SAGD services and corporate office leasehold improvements.

For 2008, we have planned a total of $135.0 million in capital spending comprised of $110.0 million in growth capital expenditures and $25.0 million in maintenance capital expenditures. Of the growth capital amount, $90.0 million will be directed towards internal growth projects and $20.0 million is planned for corporate investments in innovation projects, information technology and office space (before tenant improvement recoveries). Approximately 70% of the growth capital investments are planned for the second half of 2008. These projects will be funded out of excess funds from operations, if any, and bank borrowings. The operations growth projects are planned as follows:

Division	Approximate % of growth capital[1]	Use of funds
Western Eastern	10% 25%	Average project is $0.5 million and targets high return/low risk projects which improve productivity or expand capacity in our existing operations.
Western	15%	Investment in infrastructure and productivity improvements in the facility network.
Eastern	20%	Continued expansion and upgrading of facilities to meet the waste handling requirements of LDR in Ontario and expanding the recently acquired lead recycling facility.
Western	30%	Investments in mobile equipment to support onsite services for SAGD customers as well as drill site equipment.

(1) Newalta continuously assesses the allocation of growth capital expenditures and, as such, the dollar amounts allocated to each operating division may be reallocated between the divisions and specific projects.

Maintenance capital expenditures are capital expenditures to replace and maintain depreciable assets at current service levels. Management continues to estimate that the total maintenance capital expenditures for the year will be approximately $25.0 million. Maintenance capital expenditures for fixed facilities tend to be relatively consistent year-over-year, whereas maintenance capital expenditures for equipment that is rented out to customers fluctuate based on usage. Maintenance capital expenditures are budgeted annually and revised throughout the year to reflect the impact of actual utilization rates. These expenditures are funded out of funds from operations.

Distributions

On a per unit basis Newalta declared monthly distributions of $0.185 to unitholders from January through June 2008 or $2.22 annually, consistent with the same period in 2007. The Board of Trustees intends to maintain distributions at $0.185 per trust unit during 2008. We have the financial capacity to fund our growth opportunities while remaining a mutual fund trust through 2008. Newalta has maintained the monthly distribution of $0.185 per unit in anticipation that investments made in 2007 will continue to contribute to stronger results in 2008 consistent with the first half.

The following table is recommended by the Canadian Securities Administrators as additional information to users of income fund and mutual fund trust financial statements. It provides another perspective on the sourcing of cash to fund distributions:

($000s)	Q2 2008	Q2 2007	YTD 2008	Fiscal 2007	Fiscal 2006	Fiscal 2005
Cash flow generated from operating activities	23,421	17,324	32,166	54,058	111,963	71,732
Distributions declared	(23,249)	(22,413)	(46,236)	(90,117)	(75,923)	(49,602)
Cash excess (shortfall)	172	(5,089)	(14,070)	(36,059)	36,040	22,130
Net earnings	11,776	6,716	31,080	61,189	75,565	46,978
Distributions declared	(23,249)	(22,413)	(46,236)	(90,117)	(75,923)	(49,602)
Net earnings (shortfall) excess	(11,473)	(15,697)	(15,156)	(28,928)	(358)	(2,624)

On a year-to-date basis cash flow generated from operating activities and net earnings were less than distributions declared. Declared distributions and cash distributed levels are monitored and assessed through internal forecasts which incorporate the most recent operating and financial results, maintenance and growth capital requirements as well as market activity and conditions.

Distributions declared on a year-to-date basis in excess of cash flow generated from operating activities in the short term have been funded by drawing on the Credit Facility. The cash shortfall above was driven mainly by the increase in operating working capital requirements of $13.8 million for the six months ended June 30, 2008. In addition for the six months ended June 30, 2008, the calculation does not include proceeds from the Fund's Distribution Reinvestment Plan ("DRIP") through which $6.5 million in distributions were reinvested by unitholders. It also does not include cash proceeds received through the sale of redundant assets of $6.6 million. The net earnings shortfall is mainly attributable to amortization and accretion expense, a non-cash expense, of $23.0 million for the six months ended June 30, 2008. The majority of the assets related to this expense are funded by drawing on our Credit Facility in the absence of excess cash from operations. Therefore, management expects that there will continue to be a net earnings shortfall which will decrease as cash flow generated from operating activities increases and does not believe that the shortfalls in the table above have resulted in an economic return of capital.

Contractual Obligations

For the three and six month periods ended June 30, 2008, there have been no significant changes in Newalta's contractual obligations. For a summary of Newalta's contractual obligations, please refer to page 26 of the MD&A for the year ended December 31, 2007.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee of the Fund, is counsel to Bennett Jones LLP. The total cost of these legal services during the three and six month periods ended June 30, 2008 was $0.1 million and $0.2 million, respectively ($0.1 million and $0.3 million for the same periods in 2007).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity during the three and six month periods ended June 30, 2008 were $0.2 million and $0.6 million respectively ($0.2 million and $1.0 million for the same periods in 2007).

These transactions were in the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

SENSITIVITIES

Our revenue is sensitive to changes in commodity prices for crude oil, natural gas, base oils, and lead. Cash from operating activities is also sensitive to changes in interest rates as well as the exchange rate between the Canadian and U.S. dollars. These factors have both a direct and indirect impact on our business. The direct impact of the commodity prices is reflected in the revenue received from the sale of products such as crude oil, base oils and lead. The indirect impact is the effect that the variation of these factors has on activity levels of our customers and therefore the demand for services. The indirect impact of fluctuations in the commodity prices and other factors previously discussed are not quantifiable.

With the acquisition of the lead recycling facility in the fourth quarter of 2007, our revenue is now exposed to the variability of lead prices established by the London Metal Exchange. The contribution of total lead produced between direct lead sales and tolling services was approximately 65% direct sales and 35% tolling on a trailing twelve month basis. The variability of lead prices is partially offset because our feedstock to produce recycled lead for direct lead sales is obtained through the procurement of waste batteries, the cost of which also fluctuates with the price of lead but historically the adjustment to feedstock has lagged the change in the price of lead by up to six months. Therefore the impact of an increase in lead prices will not have the same dollar for dollar impact of a decrease in lead prices. Tolling revenue is not subject to the same variation in lead prices because the fees are generally fixed.

As of the time of writing this MD&A we do not see any significant variation to the sensitivities provided in the MD&A for the year ended December 31, 2007.

BUSINESS RISKS

The business of Newalta is subject to certain risks and uncertainties. Prior to making any investment decision regarding Newalta investors should carefully consider, among other things, the risks described herein (including the risks and uncertainties listed in the first paragraph of this Management's Discussion and Analysis) and the risk factors set forth in the most recently filed Annual Information Form of the Fund which are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may be obtained, on request without charge, from Newalta Corporation at 211 – 11th Avenue S.W., Calgary, Alberta T2R 0C6, or at www.newalta.com, or by facsimile at (403) 806-7032.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

Asset Retirement Obligations

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities, landfills and the projected timing of the costs to be incurred in future periods. Management, in consultation with Newalta's engineers, estimates these costs based on current regulations, costs, technology and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. There have been no significant changes in the estimates used to prepare the asset retirement obligation in the second quarter and first six months of 2008 compared to those provided in the Fund's annual consolidated financial statements for the year ended December 31, 2007.

Goodwill

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires a valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data. Management tests the valuation of goodwill at each September 30 period end and did not see any impairment in the goodwill balance recorded nor were there any factors that changed since that period which would lead management to believe that any impairment has occurred.

Stock-based compensation

Newalta has three stock-based compensation plans: a Trust Unit Rights Incentive Plan adopted in 2003 (the "2003 Plan"); a Trust Unit Rights Incentive Plan adopted in 2006 (the "2006 Plan") and a Trust Unit Appreciation Rights Incentive arrangement granted in 2008 (the "2008 Plan"). The 2003 Plan and 2006 Plan differ in the manner in which they may be settled by the grantee. The rights granted under the 2003 Plan may only be settled in Trust Units, while the rights granted under the 2006 Plan may by settled net in cash by the grantee. Rights under the 2008 Plan may only be settled in cash. As such, rights granted under the 2003 Plan are accounted for in accordance with the fair value recognition provisions of Canadian GAAP. Accordingly, stock-based compensation expense is measured at the grant date based on the fair value of the

award and is recognized as an expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected term of the rights (including the number of stock-based awards that are expected to be forfeited), the expected volatility of the Fund's units and the expected distributions.

The rights granted under the 2006 Plan and 2008 Plan are accounted for as stock appreciation rights since they may be subject to a net cash settlement provision. Accordingly, they are re-measured at each balance sheet date to reflect the net cash liability at that date.

Future Income Taxes

Future income taxes are estimated based upon temporary differences between the book value and the tax value of assets and liabilities using the applicable future income tax rates under current law. The change in these temporary differences results in a future income tax expense or recovery. The most significant risk in this estimate is the future income tax rates used for each entity. On June 22, 2007, new tax legislation modifying the taxation of certain flow-through entities including mutual fund trusts such as Newalta and its unitholders was enacted (the "New Tax Legislation"). The New Tax legislation will apply a tax at the trust level on distributions of certain income from the Fund at a rate of tax of 31.5%. Such distributions will be treated as dividends to the unitholders. There was no impact on the Fund at June 30, 2008 as a result of the enactment of the New Tax Legislation. It is expected that the new distribution tax (subject to any undue expansion) will apply to the Fund commencing in 2011. For further discussion on the impact of the New Tax Legislation please refer to pages 30 and 31 of the Fund's MD&A for the year ended December 31, 2007.

On July 14, 2008, the Federal Government released the draft legislative proposals to allow for the tax-deferred conversion of specified investment flow-through entities ("SIFT") into corporations. The main objectives of the legislation is to: (i) allow unitholders of an income trust to sell their units to a taxable Canadian corporation on a tax-deferred basis and (ii) provide alternatives for eliminating, on a tax-deferred basis, the trusts in the existing fund structures so that the operating businesses can be owned in corporate form by shareholders. These proposals, in their current form, will expire on December 31, 2012.

Amortization and Accretion

Amortization of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment. Accretion expense is the increase in the asset retirement obligation over time. The asset retirement obligation is based on estimates that may change as more experience is obtained or as general market conditions change impacting the future cost of abandoning the Fund's facilities. Estimates for the three and six months ended June 30, 2008 are consistent with those disclosed in the Management's Discussion and Analysis for the year ended December 31, 2007.

ADOPTION OF NEW ACCOUNTING STANDARDS IN 2008

Effective January 1, 2008, Newalta adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") new handbook sections 3862 Financial Instruments – Disclosures and 3863 Financial Instruments – Presentation. The incremental disclosure requirements for Newalta are addressed in Note 14 to the interim consolidated financial statements for the three and six months ended June 30, 2008.

The CICA issued an additional new accounting standard, section 1535 Capital Disclosures which requires both qualitative and quantitative disclosures to provide users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital. Effective January 1, 2008, Newalta adopted this new accounting standard and the related disclosure is found in Note 5 to the interim consolidated financial statements for June 30, 2008.

Effective January 1, 2008, the Fund adopted CICA handbook section 3031 Inventories, which replaces section 3030. There was no effect on the Fund's inventory balances. However, going forward the new handbook section provides for the ability to reverse impairment losses previously recognized if the underlying assumption for that impairment has changed.

New accounting standards for future adoption

In February 2008, CICA issued section 3064, Goodwill and intangible assets, replacing section 3062, Goodwill and other intangible assets and section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Fund will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous section 3062. Management is currently evaluating the impact of the adoption of this new section on its consolidated financial statements and does not expect that the adoption of this new section will have a material impact on its financial statements.

On March 11, 2008, the Accounting Standards Board of Canada ("AcSB") confirmed that effective January 1, 2011, International Financial Reporting Standards ("IFRS") will become Canadian GAAP for publicly accountable enterprises such as Newalta. At this time, the impact on our future consolidated balance sheets and statements of operations, comprehensive income and retained earnings are not reasonably determinable or estimable.

We have commenced our IFRS project and have established a formal project governance structure with a target implementation date of January 1, 2011. Our structure includes a steering committee consisting of senior management, a project team to manage and implement the change, and individual working groups to focus on specific issues and areas. We will be regularly reporting to senior executive management, the Audit Committee and Board. We have also engaged an external expert advisor to assist with the implementation.

At this stage, we have completed initial scoping of this project by completing a high-level review of the major differences between Canadian GAAP and IFRS. Based on this review, our project team is developing our implementation plan, identifying our individual working groups, and developing training programs with our external advisor to develop the appropriate knowledge to accommodate the change to IFRS.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange

rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not currently utilize hedging instruments, but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three months ended June 30, 2008, the Fund did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, the effectiveness of such controls.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at 211-11th Avenue S.W., Calgary, Alberta T2R 0C6, or at www.newalta.com, or by facsimile at (403) 806-7032.

Consolidated Balance Sheets

($000s) (unaudited)	June 30, 2008	December 31, 2007
Assets		
Current assets		
Accounts receivable	142,643	159,749
Inventories	33,954	24,122
Prepaid expenses and other	8,756	6,129
	185,353	190,000
Note receivable	1,343	1,424
Capital assets	675,720	661,605
Intangible assets	65,288	66,855
Goodwill	103,597	103,597
	1,031,301	1,023,481
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	79,412	107,809
Distributions payable	7,770	7,662
	87,182	115,471
Senior long-term debt (Note 2)	255,826	206,940
Convertible debentures – debt portion	108,830	108,336
Future income taxes	43,998	49,840
Asset retirement obligations (Note 9)	20,343	20,985
	516,179	501,572
Unitholders' Equity		
Unitholders' capital (Note 4)	504,649	496,027
Convertible debentures – equity portion	1,850	1,850
Contributed surplus	929	1,092
Retained earnings	7,694	22,940
	515,122	521,909
	1,031,301	1,023,481

Consolidated Statements of Operations, Comprehensive Income and Retained Earnings

	For the Three Months Ended	June 30,	For the Six Months Ended	June 30,
($000s except per unit data) (unaudited)	2008	2007	2008	2007
Revenue	142,939	111,594	293,115	229,431
Expenses				
Operating	100,256	82,988	202,025	162,502
Selling, general and administrative	16,071	13,006	30,298	25,525
Finance charges	5,648	2,632	11,914	4,938
Amortization and accretion	11,671	9,180	23,043	19,013
	133,646	107,806	267,280	211,978
Earnings before taxes	9,293	3,788	25,835	17,453
Provision for (recovery of) income taxes				
Current	339	461	575	663
Future	(2,822)	(3,389)	(5,820)	(2,892)
	(2,483)	(2,928)	(5,245)	(2,229)
Net earnings and comprehensive income	11,776	6,716	31,080	19,682
Retained earnings, beginning of period	19,167	42,585	22,940	51,868
Distributions (Note 8)	(23,249)	(22,413)	(46,326)	(44,662)
Retained earnings, end of period	7,694	26,888	7,694	26,888
Net earnings per unit (Note 7)	0.28	0.17	0.75	0.50
Diluted earnings per unit (Note 7)	0.28	0.16	0.75	0.49

Consolidated Statements of Cash Flows

	For the Three Months Ended	June 30,	For the Six Months Ended	June 30,
($000s) (unaudited)	**2008**	2007	**2008**	2007
Net inflow (outflow) of cash related to the following activities:				
Operating Activities				
Net earnings	**11,776**	6,716	**31,080**	19,682
Items not requiring cash:				
Amortization and accretion	**11,671**	9,180	**23,043**	19,013
Future income taxes (recovery)	**(2,822)**	(3,389)	**(5,820)**	(2,892)
Other	**(293)**	(323)	**(803)**	(1,118)
	20,332	12,184	**47,500**	34,685
Increase (decrease) in non-cash working capital	**4,043**	5,439	**(13,768)**	(22,134)
Asset retirement expenditures incurred	**(954)**	(299)	**(1,566)**	(497)
	23,421	17,324	**32,166**	12,054
Investing Activities				
Additions to capital assets	**(24,605)**	(24,954)	**(49,762)**	(57,323)
Net proceeds on sale of capital assets (Note 10)	**2,130**	1,654	**6,590**	1,715
Acquisitions (Note 3)	**-**	(25,260)	**-**	(25,260)
	(22,475)	(48,560)	**(43,172)**	(80,868)
Financing Activities				
Issuance of units	**1,851**	956	**1,913**	77,332
Issuance of convertible debentures	**(139)**	-	**(205)**	-
Increase in debt	**17,851**	49,921	**48,887**	29,799
Settlement of acquired debt (Note 3)	**-**	(737)	**-**	(737)
Decrease in note receivable	**105**	79	**161**	127
Distributions to unitholders (Note 8)	**(20,614)**	(18,983)	**(39,750)**	(37,707)
	(946)	31,236	**11,006**	68,814
Net cash inflow	**-**	-	**-**	-
Cash – beginning of period	**-**	-	**-**	-
Cash - end of period	**-**	-	**-**	-
Supplementary information:				
Interest paid	**7,644**	2,501	**11,426**	4,717
Income taxes paid	**544**	216	**740**	507

Notes to the Interim Consolidated Financial Statements

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(all tabular data in $000s except per unit and ratio data) (unaudited)

Newalta Income Fund (the "Fund") is a Canadian mutual fund trust engaged, through its wholly-owned operating subsidiaries Newalta Corporation (the "Corporation") and Newalta Industrial Services Inc. ("NISI" and together with the Fund and the Corporation, "Newalta"), in adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With an integrated network of facilities, Newalta provides waste management solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, lead, manufacturing, mining, oil and gas, petrochemical, pulp and paper, refining, steel and transportation services.

NOTE 1. BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Newalta. The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain information and disclosures normally required to be included in the notes to the audited annual financial statements have been omitted or condensed. These interim financial statements and the notes thereto should be read in conjunction with the consolidated financial statements of the Fund for the year ended December 31, 2007 as contained in the Annual Report for fiscal 2007.

The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2007 except as noted in the following paragraphs.

a) Financial Instruments

Effective January 1, 2008, Newalta adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") new handbook sections 3862 Financial Instruments – Disclosures and 3863 Financial Instruments – Presentation. The incremental disclosure requirements for Newalta are addressed in Note 14 to these interim consolidated financial statements.

b) Capital Disclosures

The CICA issued a new accounting standard, section 1535 Capital Disclosures which requires both qualitative and quantitative disclosures to provide users of financial statements with information to evaluate an entity's objectives, policies and processes for managing capital. Effective January 1, 2008, Newalta adopted this new accounting standard and the related disclosure is found in Note 5 to these interim consolidated financial statements.

c) Inventories

Effective January 1, 2008, the Fund retrospectively adopted CICA handbook section 3031 Inventories, which replaces section 3030. There was no effect on the Fund's inventory balances. However, going forward the new handbook section provides for the ability to reverse impairment losses previously recognized if the underlying assumptions for that impairment have changed.

Use of estimates and assumptions

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these financial statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended June 30, 2008 and 2007.

NOTE 2. SENIOR LONG-TERM DEBT

	June 30, 2008	December 31, 2007
Amount drawn on credit facility	256,226	207,417
Issue costs	(400)	(477)
Senior long-term debt	255,826	206,940

The facility's maturity date is October 11, 2009. An extension of the credit facility may be granted at the option of the lenders. If an extension is not granted, the entire amount of the outstanding indebtedness would be due in full at the maturity date. The facility also requires Newalta to be in compliance with certain covenants. At June 30, 2008, Newalta was in compliance with all covenants.

NOTE 3. ACQUISITIONS

On April 1, 2007, Western acquired all of the assets of Panaco Fluid Filtration Systems Ltd. ("Panaco") for a total purchase price of $5.9 million in cash. Panaco and its 15 people based out of Rocky Mountain House, Alberta, deliver onsite fluid filtration services to refineries and gas plants as well as oil and gas exploration drilling locations. Panaco provides services to western Canada and the United States.

Effective May 1, 2007, Eastern acquired the operating assets of three private entities (collectively referred to as Groupe Envirex, "Envirex") based out of Québec for a collective purchase price of $7.9 million in cash. This acquisition adds four centrifuges to Eastern servicing the Québec refinery and petrochemical market. The acquired operations include a fleet of eight vacuum trucks and pressure washers and a household waste, small industrial waste generator and soil treatment business.

Effective May 1, 2007, Eastern acquired a portion of the operating assets of Ecolosite Inc. ("Ecolosite"), based in London, Ontario, for a total purchase price of $3.0 million, comprised of $2.3 million in cash and the assumption of $0.7 million in debt. Ecolosite operates one facility with 13 people servicing customers across Ontario and the Maritimes, in mobile onsite treatment and the management of industrial and municipal waste.

The assets of Eastern Environmental Inc. were acquired by the Eastern division effective June 1, 2007 for a total purchase price of $9.2 million in cash. The acquired operations include 30 experienced people, a fleet of mobile services, a transfer station and processing facility located in Sussex, New Brunswick and a satellite office in Bedford, Nova Scotia.

The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed were:

	Panaco	Envirex	Ecolosite	Eastern Environmental	Total
Cash consideration	5,909	7,948	2,240	9,163	25,260
Debt assumed	-	-	737	-	737
Total Purchase Price	5,909	7,948	2,977	9,163	25,997
Net working capital	412	(52)	-	224	584
Capital assets:					
Land	45	800	-	202	1,047
Plant & equipment	2,252	4,600	2,413	3,757	13,022
Intangibles	500	1,000	-	1,000	2,500
Goodwill	2,700	1,600	580	4,020	8,900
Asset retirement obligations	-	-	(16)	(40)	(56)
	5,909	7,948	2,977	9,163	25,997

The operating results of the businesses acquired are consolidated from the respective closing dates of the transactions.

NOTE 4. UNITHOLDERS' CAPITAL

Authorized capital of the Fund consists of a single class of an unlimited number of trust units. The following table is a summary of the changes in Unitholders' capital during the period:

(000s)	Units (#)	Amount ($)
Units outstanding as at December 31, 2006	**36,942**	**394,601**
Units issued	3,000	73,936
Units issued as consideration for Nova Pb assets	511	10,000
Contributed surplus on rights exercised	-	335
Rights exercised	289	3,222
Units issued under the DRIP	675	13,933
Units outstanding as at December 31, 2007	**41,417**	**496,027**
Contributed surplus on rights exercised	-	241
Rights exercised	209	1,913
Units issued under the DRIP	376	6,468
Units outstanding as at June 30, 2008	**42,002**	**504,649**

NOTE 5. CAPITAL DISCLOSURES

The Fund's capital structure currently consists of:

- Senior long term debt pursuant to the credit facility agreement
- Letters of Credit or bonds issued as financial security to third parties
- Convertible debentures, debt portion; and
- Unitholders' equity.

The objectives in managing the capital structure are to:

- Utilize an appropriate amount of leverage to maximize return on unitholders' equity, and
- To provide for borrowing capacity and financial flexibility to finance Newalta's growth strategy.

Management and the Board of Trustees review and assess the Fund's capital structure and distribution policy at least at each regularly scheduled board meeting which are held at a minimum four times annually. The financial strategy may be adjusted based on the current outlook of the underlying business, the capital requirements to fund growth initiatives and the state of the debt and equity capital markets. In order to maintain or adjust the capital structure, the Fund may:

- Issue new trust units
- Issue new debt securities
- Replace outstanding letters of credit with bonds or other types of financial security
- Amend, revise, renew or extend the terms of its then existing long-term debt facilities

- Enter into new agreements establishing new credit facilities, and/or
- Adjust the amount of distributions paid to unitholders.

Management monitors the capital structure based on measures required pursuant to the Corporation's credit facility agreement which restricts Newalta from declaring distributions and distributing cash if the Corporation is in breach of a covenant under its credit facility. These measures include:

Ratio	June 30, 2008	December 31, 2007	Threshold
Current	2.13:1	1.65:1	1.20:1 minimum
Funded Debt[1] to EBITDA[2]	2.35:1	1.89:1	3.00:1 maximum[3]
Fixed Charge Coverage[4]	1.18:1	1.07:1	1.00:1 minimum

(1) Funded debt is a non-GAAP measure, the closest measure of which is long term debt. Funded debt is calculated by adding the senior long term debt to the amount of letters of credit outstanding at the reporting date.
(2) EBITDA or earnings before interest, taxes, depreciation and amortization is a non-GAAP measure. The nearest GAAP measure is net earnings. For the purposes of the credit facility, EBITDA is defined as the trailing twelve-months of EBITDA for the Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.
(3) In the third quarter of 2008, the threshold amount will decrease to 2.75:1.00 and in the first quarter of 2009 this threshold will decrease to 2.50:1.00.
(4) Fixed charge coverage ratio means, based on the trailing twelve-month EBITDA less unfinanced capital expenditures and cash taxes to the sum of the aggregate of principal payments (including amounts under capital leases, if any), interest, dividends and cash distribution paid by the Fund for such period, other than cash payments in respect of the DRIP program of the Fund. Unlike the funded debt to EBITDA ratio, the calculation of EBITDA pursuant to the fixed charge coverage ratio is not normalized for acquisitions or dispositions.

On June 22, 2007, new tax legislation modifying the taxation of specified investment flow-through entities including mutual fund trusts such as the Fund and its unitholders was enacted (the "New Tax Legislation"). The New Tax legislation will apply a tax at the trust level on distributions of certain income from the Fund. The New Tax Legislation permits "normal growth" for the Fund through the transitional period which ends December 31, 2010. However, "undue expansion" could cause the transitional relief to be revisited, and the New Tax Legislation to be effective at a date earlier than January 1, 2011. On December 15, 2006, the Department of Finance released guidelines on normal growth for income trusts and other flow-through entities (the "Guidelines"). Under the Guidelines, the Fund will be able to increase its equity capital each year during the transitional period by an amount equal to a safe harbour amount. The safe harbour amount is measured by reference to Newalta's market capitalization as of the end of trading on October 31, 2006. Newalta's market capitalization at the close of trading on October 31, 2006 was $1.218 billion.

The safe harbour for years up to 2011 will be as follows:

Time Period	Newalta's Annual Safe Harbour Limit ($)	Remaining Safe Harbour Limit Available ($)
November 1, 2006 to Dec 31, 2008	730,800	500,445 [1]
2009	243,600	243,600
2010	243,600	243,600
Total	1,218,000	987,645

(1) The amount reflects the net effect of gross proceeds raised from the issuance of trust units issued from treasury as a result of an equity financing in January 2007 and to finance a portion of the purchase price of the Nova Pb asset acquisition in October 2007, gross proceeds from the issue of Debentures, proceeds from the exercise of rights granted pursuant to the Trust Unit Rights Incentive Plans and the reinvestment by unitholders of distributions pursuant to the DRIP. Canada's Department of Finance ("Finance") has not provided guidance on how units issued as a result of the exercise of TURIPs are to be handled for the purpose of determining the safe harbour limit. Therefore, the amount calculated above may be subject to adjustment upon further clarification from Finance.

In addition, the Fund also has commitments to issue up to 2,732,750 trust units from treasury in connection with the 2003 and 2006 Trust Unit Rights Incentive Plans (the "2003 Plan" and the "2006 Plan") as at June 30, 2008.

NOTE 6. LONG-TERM INCENTIVE PLANS

a) The 2006 Trust Unit Rights Incentive Plan

On March 14, 2008 a total of 630,000 rights were granted to certain directors, officers and employees of the Corporation. The rights were granted at the market price of $16.65 per unit. A further 147,500 rights were granted at an exercise price of $25.19 per unit. On May 15, 2008, an additional 7,500 rights were granted to an employee at an exercise price of $25.50. Each tranche of the rights vest over a four year period (with a five year life), and the holder of the right has the option to exercise the right for either a unit of the Fund or an amount of cash equal to the difference between the exercise price and the market price at the time of exercise. The rights granted under the 2006 Plan have therefore been accounted for as stock appreciation rights and the total compensation expense for these rights was $0.3 million for the three and six months ended June 30, 2008 ($0.0 in 2007).

b) Trust Unit Appreciation Rights

On March 14, 2008, 125,000 trust unit appreciation rights were granted to an officer of the Corporation at the market price of $16.65. These rights vest in three equal tranches over 33 months. In addition, 372,500 trust unit appreciation rights were granted to certain employees of the Corporation at the market price of $16.65. Each tranche of these rights vests over a four year period with a five year life. The holder of the right has the option to exercise the right for an amount of cash equal to the difference between the exercise price and the market price at the time of exercise. The rights granted have been accounted for as stock appreciation rights. Total compensation for these rights was $0.3 million for the three and six months ended June 30, 2008 (nil in 2007).

NOTE 7. EARNINGS PER UNIT

Basic per unit calculations for the three and six months ended June 30, 2008 and 2007 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units and Debentures.

The calculation of dilutive earnings per unit does not include anti-dilutive rights. These rights would not be exercised during the period because their exercise price is higher than the average market price for the period. The inclusion of these rights would cause the diluted earnings per unit to be overstated. The number of excluded rights for the three and six months ended June 30, 2008 were 1,848,000 and 1,938,000 respectively (731,000 for the three and six months ended June 30, 2007).

The dilutive earnings per unit calculation does not include the impact of anti-dilutive Debentures. The number of trust units issuable on conversion of the Debentures excluded for the three and six months ended June 30, 2008 was 5.0 million (nil for the three and six months ended June 30, 2007).

(000s)	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	2008	2007
Weighted average number of units	41,822	40,361	41,683	39,790
Net additional units if rights exercised	128	201	10	190
Net additional units if debentures converted	-	-	-	-
Diluted weighted average number of units	41,950	40,562	41,693	39,980

NOTE 8. UNITHOLDER DISTRIBUTIONS DECLARED AND PAID

The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash distributions for any period is at the sole discretion of the Board of Trustees of the Fund and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders of trust units of record on the last business day of each month, and paid on the 15th day of the month following (or if such day is not a business day, the next following business day).

	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	**2008**	2007
Unitholder distributions declared	**23,249**	22,413	**46,326**	44,662
per unit - $	**0.555**	0.555	**1.110**	1.110
Unitholder distributions – paid in cash	**20,614**	18,983	**39,750**	37,707
Unitholder distributions – value paid in units	**2,572**	3,388	**6,468**	6,300
paid in cash – per unit $	**0.493**	0.470	**0.954**	0.948
issued units – per unit $	**0.061**	0.084	**0.155**	0.158

NOTE 9. RECONCILIATION OF ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the anticipated costs to abandon and reclaim facilities and wells, and the projected timing of these expenditures. The reconciliation of estimated and actual expenditures for the period is provided below:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	**2008**	2007
Asset retirement obligations, beginning of period	**20,835**	18,694	**20,985**	18,484
Additional retirement obligations added through acquisitions	**-**	56	**-**	56
Additional retirement obligations added through development activities	**-**	664	**-**	664
Additional retirement obligations added through a change of estimate	**-**	1,182	**-**	1,182
Expenditures incurred to fulfill obligations	**(954)**	(299)	**(1,566)**	(497)
Accretion	**462**	418	**924**	826
Asset retirement obligations, end of period	**20,343**	20,715	**20,343**	20,715

NOTE 10. DISPOSAL OF CAPITAL ASSETS

During the six months ended June 30, 2008, Newalta disposed of certain transport vehicles, land and buildings with a net book value of $5.5 million for proceeds of $6.6 million. The resulting net gain of $1.1 million is included in amortization and accretion in the consolidated statement of operations, comprehensive income and retained earnings.

NOTE 11. ASSET IMPAIRMENT

Management performs impairment testing on its property, plant and equipment at least annually and whenever events or changes in circumstances indicate that the carrying value of an asset, or group of assets, may not be recoverable. During the first three months of 2008, management identified a group of transport vehicles for which carrying value exceeded fair value. Fair value for these assets was determined based on management's review of equipment utilization and prices for similar assets. The total impairment of $1.0 million ($0.8 million in the Western segment and $0.2 million in the Eastern segment) is included with amortization and accretion in the consolidated statements of operations, comprehensive income and retained earnings.

NOTE 12. TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee of the Fund, is counsel to Bennett Jones LLP. The total cost of these legal services during the three and six month period ended June 30, 2008 was $0.1 million and $0.2 million, respectively ($0.1 million and $0.3 million for the same periods in 2007).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity during the three and six months ended June 30, 2008 were $0.2 million and $0.6 million respectively ($0.2 million and $1.0 million for the same periods in 2007).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

NOTE 13. COMMITMENTS

Letters of Credit and Surety Bonds

At June 30, 2008, Newalta had issued Letters of Credit and Bonds with respect to compliance with environmental licenses and contracts with third parties in the amounts of $49.7 million and $12.9 million respectively.

NOTE 14. FINANCIAL INSTRUMENTS

Fair Values

Newalta's financial instruments include accounts receivable, note receivable, accounts payable and accrued liabilities, distributions payable, senior long-term debt and convertible debentures. The fair values of the Fund's financial instruments that are included in the consolidated balance sheet, with the exception of the convertible debentures, approximate their recorded amount due to the short term nature of those instruments for accounts receivable, accounts payable and accrued liabilities and for senior long-term debt and the note receivable due to the floating nature of the interest rate. The carrying values of Newalta's financial instruments at June 30, 2008 are as follows:

	Held for trading	Loans and Receivables	Available for sale	Other Liabilities	Total Carrying Value
Accounts receivable	-	142,643	-	-	142,643
Note receivable	-	1,343	-	-	1,343
Accounts payable and accrued liabilities	-	-	-	79,412	79,412
Distributions payable	-	-	-	7,770	7,770
Senior long-term debt[1]	-	-	-	255,826	255,826

[1]Net of related costs.

The fair value of the convertible debentures is based on the closing trading price on the TSX as follows:

	June 30, 2008	
	Carrying value[1]	Quoted fair value
7% Convertible debentures due November 30, 2012	110,680	115,000

[1]Includes both the debt and equity portions.

Financial Instrument Risk Management

Credit risk

The Fund is subject to risk from its trade accounts receivables balances. The customer base is large and diverse and no single customer balance exceeds 9% of total accounts receivable. The Fund views the credit risks on these amounts as normal for the industry. Credit risk is minimized by the Fund's broad customer base and diverse product lines and is mitigated by the ongoing assessment of the credit worthiness of its customers as well as monitoring the amount and age of balances outstanding.

Based on the nature of its operations, established collection history, and industry norms, receivables are not considered past due until 90 days after invoice date although standard payment terms require payment within 30 to 120 days. Depending on the nature of the service and/or product, customers may be provided with extended payment terms while Newalta gathers certain processing or disposal data. Included in the Fund's trade receivable balance, are receivables totalling $13.9 million which are considered to be outstanding beyond normal repayment terms at June 30, 2008. A provision of $1.8 million has been established as an allowance against doubtful accounts. No provision has been made for the remaining balance as there

has not been a significant change in credit quality and the amounts are still considered collectable. The Fund does not hold any collateral over these balances.

Aging	Trade Receivables aged by invoice date		Allowance for doubtful accounts		Net Receivables	
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
Current	66,187	63,680	-	-	66,187	63,680
31-60 days	22,510	29,860	5	-	22,505	29,860
61-90 days	7,946	10,338	50	16	7,896	10,322
91 days +	13,898	22,511	1,721	2,247	12,177	20,264
Total	110,541	126,389	1,776	2,263	108,765	124,126

To determine the recoverability of a trade receivable, management analyzes accounts receivable, first identifying customer groups that represent minimal risk (large oil and gas and other low risk large companies, governments and municipalities). Impairment of the remaining accounts is determined by identifying specific accounts that are at risk, and then by applying a formula based on aging to the remaining amounts receivable. All amounts identified as impaired are provided for in an allowance for doubtful accounts. The changes in this account for 2008 are as follows:

Allowance for doubtful accounts	
Balance, December 31, 2007	2,263
Additional amounts provided for	686
Amounts written off as uncollectible	(1,215)
Amounts recovered during the period	42
Balance, June 30, 2008	1,776

Liquidity risk

Ultimate responsibility for liquidity risk management rests with the Board of Trustees of the Fund, which has built an appropriate liquidity risk management framework for the management of the Fund's short, medium and long-term funding and liquidity management requirements. Management mitigates liquidity risk by maintaining adequate reserves, banking facilities and other borrowing facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Newalta is exposed to interest rate risk to the extent that its credit facility has a variable interest rate. Management does not enter into any derivative contracts to manage the exposure to variable interest rates. The convertible debentures have a fixed interest rate until November 30, 2012, at which point, any remaining convertible debentures will need to be repaid or refinanced. The table below provides an interest rate sensitivity analysis for the three and six months ended June 30, 2008:

	Three Months Ended June 30,	Six Months Ended June 30,
		Net earnings
If interest rates increased by 1% with all other variables held constant	(428)	(895)

Market risk

Market risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market prices. Components of market risk to which we are exposed are discussed below:

Foreign exchange risk

Foreign exchange risk refers to the risk that the value of a financial commitment, recognised asset or liability will fluctuate due to changes in foreign currency exchange rates. The risk arises primarily from firm commitments for receipts and payments settled in U.S. dollars. Management does not enter into any financial instruments to manage the risk for the foreign currency exposure. The table below provides a foreign currency sensitivity analysis on accounts receivable and accounts payable outstanding as at June 30, 2008:

	Net earnings
If the value of the U.S. dollar increased by $0.01 with all other variables held constant	(170)

NOTE 15. SEGMENTED INFORMATION

The Fund has two reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Corporation's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Western segment recovers and resells crude oil from oilfield waste, rents drill cuttings management and solids control equipment, provides abandonment and remediation services, collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resalable products. The Eastern segment provides industrial waste collection, pre-treating, transfer, processing and disposal services and operates a fleet of specialized vehicles and equipment for waste transport and onsite processing, a lead recycling facility and an emergency response service in central and eastern Canada. The accounting policies of the segments are the same as those of the Fund.

For the Three Months Ended June 30, 2008	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	83,528	59,372	-	39	142,939
Inter segment revenue[1]	240	-	(240)	-	-
Operating expense	56,044	44,452	(240)	-	100,256
Amortization and accretion expense	5,699	3,758	-	2,214	11,671
Net margin	22,025	11,162	-	(2,175)	31,012
Selling, general and administrative	-	-	-	16,071	16,071
Finance charges	-	-	-	5,648	5,648
Operating income	22,025	11,162	-	(23,894)	9,293
Capital expenditures and acquisitions[2]	9,834	10,068	-	3,560	23,462
Goodwill	62,280	41,317	-	-	103,597
Total assets	552,672	424,167	-	54,462	1,031,301

For the Three Months Ended June 30, 2007	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	75,201	36,304	-	89	111,594
Inter segment revenue[1]	433	-	(433)	-	-
Operating expense	55,593	27,828	(433)	-	82,988
Amortization and accretion expense	4,292	4,016	-	872	9,180
Net margin	15,749	4,460	-	(783)	19,426
Selling, general and administrative	-	-	-	13,006	13,006
Finance charges	-	-	-	2,632	2,632
Operating income	15,749	4,460	-	(16,421)	3,788
Capital expenditures and acquisitions[2]	16,911	27,496	-	5970	50,377
Goodwill	57,661	41,317	-	-	98,978
Total assets	541,300	278,590	-	49,476	869,366

1 *Inter-segment revenue is recorded at market, less the costs of serving external customers.*

2 *Includes capital asset additions and the purchase price of acquisitions.*

3 *Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.*

For the Six Months Ended June 30, 2008

	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	177,501	115,534	-	80	293,115
Inter segment revenue[1]	541	-	(541)	-	-
Operating expense	115,180	87,386	(541)	-	202,025
Amortization and accretion expense	11,360	7,568	-	4,115	23,043
Net margin	51,502	20,580	-	(4,035)	68,047
Selling, general and administrative	-	-	-	30,298	30,298
Finance charges	-	-	-	11,914	11,914
Operating income	51,502	20,580	-	(46,247)	25,835
Capital expenditures and acquisitions[2]	17,257	16,334	-	7,844	41,435
Goodwill	62,280	41,317	-	-	103,597
Total assets	552,672	424,167	-	54,462	1,031,301

For the Six Months Ended June 30, 2007

	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	163,906	64,912	-	613	229,431
Inter segment revenue[1]	433	-	(433)	-	-
Operating expense	112,780	50,155	(433)	-	162,502
Amortization and accretion expense	9,425	7,463	-	2,125	19,013
Net margin	42,134	7,294	-	(1,512)	47,916
Selling, general and administrative	-		-	25,525	25,525
Finance charges	-		-	4,938	4,938
Operating income	42,134	7,294	-	(31,975)	17,453
Capital expenditures and acquisitions[2]	23,072	32,887	-	9,279	65,238
Goodwill	57,661	41,317	-	-	98,978
Total assets	541,300	278,590	-	49,476	869,366

1 *Inter-segment revenue is recorded at market, less the costs of serving external customers.*

2 *Includes capital asset additions and the purchase price of acquisitions.*

3 *Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.*


NEWALTA


Revise + file

MEMORANDUM

Date: August 8, 2008 File No.: 11-20B

To: File

From: Autumn Howell

Subject: Adjustment for Taxes and Insurance for the Period between April and September 2008

(although we will likely be in possession in September also).

Mark Rutledge provided me an adjustment invoice from Gladiator Equipment Inc. to adjust for that portion of time we are in occupation of the premises. I reviewed the adjustment provisions with respect to property and agree with their calculation other than the fact that they have included September of 2008. In the event that we are not in occupation of the premises in August of 2008, September should not be included. I followed up with John Broderick regarding whether or not we are carrying the insurance required under the lease and therefore whether an adjustment should actually be made for Gladiator's insurance during our occupation of the premises. John advised that this would be a duplicate payment of insurance and therefore we may consider how to recover that cost. I advised Mark to follow up with John Broderick directly on this issue. I gave the invoice back to Mark Rutledge on August 7, 2008 for his further handling.



Revise + file.

MEMORANDUM

Date: August 8, 2008 File No.: 10-30B

To: File

From: Autumn Howell

Subject: Discussion with Stephen LeBlanc Re: National Vacuum

I forwarded the proposed Asset Purchase Agreement to Stephen LeBlanc to review the reps and warranties regarding employees and benefit plans. Stephen advised that he was satisfied that we can comply with the reps as contained and agreed ~~with me~~ that ~~it would be appropriate to~~ remove the requested information on employees who ~~are~~ terminated in the past 12 months. I asked Stephen if we could comply with the benefit plans representation given that there is reference to us not having a "savings plan" and Stephen advised that he would review and get back to me as to whether these employees are part of the savings plan. He thought that perhaps they wouldn't be given that the acquisition may have been recent and they may not have been rolled over into our plan yet.

they came with

Stephen also indicated that with respect to new dispositions we may need to consider the circumstance where a non-union employee goes over to a company at less than their current compensation, and what our liability is in that circumstance. I advised that we would need to consider this on a jurisdiction basis and I have included in the National Vacuum Agreement that non-union employees will be offered employment terms comparable to that which they have at Newalta.

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Alan P. Cadotte, President and Chief Executive Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund (the "issuer") for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated: August 7, 2008

(signed) *Alan P. Cadotte*

Alan P. Cadotte
President and Chief Executive Officer of
Newalta Corporation, the administrator of
Newalta Income Fund

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Michael A. Borys, Senior Vice President and Chief Financial Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Corporation (the "issuer") for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated: August 7, 2008

(signed) *Michael A. Borys*

Michael A. Borys
Senior Vice President and Chief Financial
Officer of Newalta Corporation, the
administrator of Newalta Income Fund


END